UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 14 February 2018

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Form 40-F   _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

MEDIA RELEASE 2017
UNAUDITED RESULTS



GOLD FIELDS

Year ended 31 December 2017

SALIENT FEATURES
Including continuing and discontinued operations

Year ended 31 December 2017

> **2.160**
> million ounces
> of attributable gold production
> Up 1% YoY

> **US$955**
> per ounce
> All-in sustaining costs
> Down 3% YoY

> **US$1,088**
> per ounce
> All-in costs
> Up 8% YOY

> **US$2 million**
> cash outflow
> from operating activities*
> **US$329 million**
> cash inflow
> (excl. growth projects)

> **Damang and Gruyere projects on schedule and on budget**

> **Impairment of US$278 million (R3.495 billion) at South Deep**

> **A year of reinvestment for medium term growth and sustainability of free cash flow**

> **Net debt/EBITDA**
> Ratio 1.03x
> Up 8% YoY

Note: *Cash flow from operating activities less net capital expenditure and environmental payments

---

JOHANNESBURG. 14 February 2018: Gold Fields Limited (NYSE & JSE: GFI) announced normalised earnings from continuing operations of US$141 million for the year ended December 2017 compared with US$190 million for the year ended December 2016.

A final dividend number 87 of 50 SA cents per share (gross) is payable on 12 March 2018, giving a total dividend for the year ended December 2017 of 90 SA cents per share (gross).

Statement by Nick Holland,
Chief Executive Officer of Gold Fields

Operational outperformance and higher prices drive internal funding of growth projects

At the end of 2016, Gold Fields entered into a period of reinvesting into the business. 2017 was set to be a tough year, with the Group expecting a cash outflow for the year given the increased level of project capital expenditure. Today, we are pleased to announce that the Group was largely cash neutral for FY17, on the back of better than expected metal prices and outperformance from the international operations. Despite incurring project capital of US$115m at Damang, A$106m (US$81m) at Gruyere, R225m (US$17m), at South Deep, US$53m on the feasibility study at Salares Norte as well as A$$78m (US$60m) in respect of the deferred portion of the purchase price of our 50% in Gruyere, the net cash outflow was limited to US$2m during 2017. Importantly, cash flow from the operations excluding growth projects was US$329m. If South Deep growth and the Damang reinvestment of US$17m and US$115m, respectively, are excluded, then the mining operations generated US$441m. This places Gold Fields in a comfortable position to take on another high capex year in 2018 as both Gruyere and Damang progress toward completion.

For the fifth consecutive year, we have met or exceeded our production and cost guidance for the year. Attributable gold equivalent production for 2017 was 2.16Moz (FY16: 2.15Moz), exceeding guidance of 2.10-2.15Moz. All-in sustaining costs (AISC) and all-in costs (AIC) were US$955/oz (FY16: US$980/oz) and US$1,088/oz (FY16: US$1,006/oz), respectively, both below the lower end of the guidance range provided in February 2017 – AISC: US$1,010-1,030/oz and AIC: US$1,170-1,190/oz. The international operations all exceeded guidance for the year, once again highlighting the quality of these assets.

South Deep was unable to recover from the tough Q1 2017 which was impacted by two fatalities and three falls of ground in the high grade corridors, with production for the year 11% below original guidance (costs were only 3% above guidance), as flagged in Q3 2017 operating results in October 2017.

As per our trading statement released on 8 February 2018, headline earnings for 2017 were US$194m or US$0.24 per share. Net loss for the year was US$35m or US$0.04 per share. Normalised earnings for the year was US$138m or US$0.17 per share.

In line with our dividend policy of paying out 25% to 35% of net earnings as dividends, we declared a final dividend of 50 SA cents per share. This takes the total dividend for the year to 90 SA cents per share (FY16: 110 SA cents per share).

On the back of the cash break even position from operating activities achieved for the year, the net debt at 31 December 2017 was US$1,303m, compared to US$1,166m at the end of FY16. This implies a net debt to adjusted EBITDA of 1.03x, compared to 0.95x at the end of December 2016 and largely in line with our target of 1.0x. Gold Fields balance sheet remains in a strong position to complete its reinvestment phase.

Update on projects

Damang

The Damang reinvestment project, which commenced on 23 December 2016, got off to a strong start and is currently tracking well against the project plan. During 2017, total tonnes mined were 40Mt vs. the original project schedule of 33Mt, driven by better than expected productivity. Gold produced of 144koz was 29% higher than guidance of 120koz, underpinned by additional volumes at higher grades from the Amoanda pit, while AIC of US$1,827/oz was significantly below guidance of US$2,250/oz.

Project capital of US$115m (included in the costs above) was spent during 2017, compared to the budget of US$120m. The cash outflow for the year was US$45m. Construction of the Far East Tailings Storage Facility (FETSF) commenced during Q1 2017, and the facility was commissioned by year-end, on time and within budget. The FETSF is planned to provide cost effective tailings capacity of 44Mt which is 10 years of capacity at steady state production. Decommissioning of the East Tailings Storage Facility (ETSF) commenced during Q1 2018.

Guidance for 2018 is production of 160koz at AIC of US$1,520/oz which includes project capital of US$105m. First ore from the main Damang pit is on track for Q2 2019.

Gruyere

Early work at Gruyere began in December 2016, with Gold Fields taking over management of the project on 1 February 2017. The project construction schedule remains unchanged, with engineering progress in line with budget at 72% and construction progress at 32% also in line with plan as at end-December 2017. The Gruyere village, which includes 648 rooms, offices and recreational facilities, was commissioned during H1 2017.

Costs incurred to date are also in line with the project budget, which was slightly increased to A$532m (US$400m) (100% basis) during H1 2017 following a detailed review of the feasibility study. A$477m (US$358m) of the total capital cost has been committed and priced, with A$186m (US$143m) already spent.

The Bulk Earthworks contract was awarded to MACA Civil in May 2017. The 28km Gruyere main access road and sealed airstrip have been completed, while the pit and tailings storage facility (TSF) areas were cleared during Q4 2017. Construction of the TSF embankment walls is scheduled for completion during H1 2018. The engineering, procurement and construction (EPC) contract for the Gruyere CIL processing plant and the associated infrastructure was awarded to Amec Foster Wheeler Cimvec JV. Construction of the seven carbon-in-leach tanks is progressing to plan. The SAG mill has been delivered while the Ball mill components, which are currently in Perth undergoing final inspection, is planned to be delivered in Q1 2018.

During H1 2017, a power supply contract was signed with APA Group, a leading Australian energy infrastructure business. APA has received final approval from the Western Australian Department of Mines for the 198km Yamarna gas pipeline from Laverton, which is scheduled for completion in H1 2018. Civil and structural works have also begun at the 45MW gas-powered Gruyere plant (build, own, operate model over life), which will be connected to the gas pipeline, and will supply the mine's energy needs for the life of mine.

The Yeo borefield is planned to serve as the main water source for the Gruyere processing plant. All 32 boreholes have been drilled and installation of the 95km water pipeline to the processing plant has commenced. Installation of the 22kV overhead power line servicing the borefield is scheduled to commence in Q2 2018.

Finally, the mining services contract, which has a cost of A$400m (US$300m) over a five-year term, was executed with Downer EDI in Q4 2017. Downer began mobilising their workforce during Q1 2018 to begin construction of the mining infrastructure. Mining activities are planned to commence in Q4 2018.

Total project capital of A$311m (US$249m) (100% basis) has been budgeted for 2018. Gold Fields budget for Gruyere in 2018 is A$181m, which includes items not picked up in the JV such as capitalised interest on the Gruyere debt facility drawn down to fund the project. Gruyere remains on track for first production during Q1 2019.

Salares Norte

The feasibility study for the Salares Norte project is tracking well for completion by the end of 2018. The interim results from the feasibility study indicate the following metrics for the project:

- Resource of 23.3Mt at 4.9g/t Au and 66.0g/t Ag, with 95% in the indicated category (majority of which are oxide material);
- Annual throughput: 2mtpa;
- Life of mine gold equivalent production: c.3.5Moz - front ended;
- AISC: US$575 per gold equivalent ounce; and
- Project capex: US$850m (+/-5%).

The project envisages open pit operations with a processing plant that includes both CIP and Merrill Crowe processes, due to the high silver content. Dry stack tailings are expected to be used. Water and Land Rights are already secured and permitted for the future operational stage. The environmental impact assessment (EIA) is expected to be lodged with the Chilean authorities during April 2018.

US$83m is budgeted for 2018, which includes US$13m for district exploration.

Regional performance in FY17

Australia

Gold production in the Australia region for FY2017 was 1% lower YoY at 935koz (FY16: 942koz), but exceeded original guidance of 910koz, which included Darlot for the full year. All operations (excluding Darlot) performed better than plan. AIC for the region was 2% lower YoY in A$ terms at A$1,239/oz (FY16: A$1,261/oz) and marginally higher YoY in US$ terms at US$948/oz (FY16: US$941/oz). The region had another strong year of cash generation, with net cash flow of US$189m for FY17 (FY16: US$256m), excluding Gruyere.

There were a number of important developments in the region during 2017:

- As previously announced, the sale of Darlot to Red 5 was completed on 2 October 2017. Gold Fields received the relevant cash sums as well as the issue of new shares as part of the consideration and as a consequence of the partial underwriting of a rights issue by the Group. The net result is that Gold Fields has a 19.9% shareholding in Red 5.
- The brownfields exploration programme in Australia continued to show positive results in 2017, with the increase in reserves more than replacing depletion in 2017. For the first time in four years, Agnew more than replaced depletion, with the future looking positive from the current exploration activities. The total exploration spend for the year was A$95m.
- Mining at Invincible underground commenced in Q4 2017. The Invincible complex continues to grow and is expected to remain a key contributor to production at St Ives for many years to come.
- A favourable advanced scoping study on the Paleochannel project at St Ives has moved the project into prefeasibility stage. The first part of the study will focus on evaluating a viable mining method and is expected to be completed by end 2018. The inventory being assessed on this project exceeds 2-3Moz.
- Following a positive feasibility study of Zone 110/120, the board has approved the development of this extension to the Wallaby underground mine at Granny Smith. This includes mineral reserves of 1.3Moz and will extend Granny Smith's life to 2027 with tangible upside beyond that.

West Africa

Attributable gold production from the West Africa region decreased by 1% YoY to 639koz (FY16: 644koz) due to lower production at both Tarkwa and Damang. However, Damang materially outperformed guidance of 120koz, producing 144koz due to better than expected performance from Amoanda. AIC for the region increased by 10% YoY to US$1,119/oz (FY16: US$1,020/oz) mainly as a result of the project capex spent on the Damang reinvestment project. Despite the increase in capex for the year, the region generated net cash flow of US$64m for FY2017 (FY16: US$100m).

During Q4 2017, a decision was made to move Tarkwa to contractor mining. The rationale for the change includes unsustainable wage increases and demands, increase in operational costs as the pits get deeper and haulage distances get longer; as well as the need to replace aging fleet. As part of the process and in terms of the Ghanaian labour law a retrenchment process will be initiated, though the contractor has agreed to re-employ a large number of the 1,700 affected employees. This decision by the operation was met with resistance from the Ghana Mineworkers Union, who have subsequently approached the court on grounds that the redundancy process is not lawful. A hearing has been set down for mid-February 2018. An update regarding the hearing will be provided once the legal process has run its course.

South America

Attributable equivalent gold production at Cerro Corona increased by 13% YoY to 305koz (FY16: 269koz), mainly due to higher copper prices, higher gold head grades and higher gold recovery. AIC decreased by 59% YoY to US$203 per gold ounce (FY16: US$499 per gold ounce). AIC per equivalent ounce decreased by 12% YoY to US$673 per equivalent ounce (FY16: US$762 per equivalent ounce). On the back of the strong performance from the operation, Cerro Corona generated net cash flow of US$117m (FY16: US$77m).

We are pleased to announce the successful extension of Cerro Corona's life to 2030. The life extension is to be achieved by a combination of a higher density factor along with an increase in the dam walls of the current tailings dam to 3,803m above sea level (which adds two years to the existing TSF) and in-pit tailings (which adds five years). The increased tailings storage comes at minimal additional capex and allows for an increase in reserves of 1.4Moz eq (40.1Mt at 0.5g/t Au and 0.4% Cu) (a 58% net increase), which converts 80% of resources. Cerro Corona remains a key asset for the Group and the life extension provides longevity for this highly cash generative region. Work on a scoping study for further life extension will be undertaken in 2018. As a result of the increased life, a previous impairment of US$53m (gross) has been reversed.

South Deep

2017 was a year of two halves for South Deep, with Q1 2017 negatively impacted by two fatal accidents and three falls of ground in the higher grade section of the mine which resulted in a deferral of mining higher grade areas. Production recovered through the rest of the year, with production in H2 2017 increasing by 36% to 5,038kg (162koz) from 3,710kg (119koz) in H1 2017.

Production for the year was 11% below original guidance, as flagged in the Q3 2017 operating results in October 2017, at 8,748kg (281koz), compared to 9,032kg (290koz) in FY16. AIC increased 3% YoY to R600,109/kg (US$1,400/oz) from R583,059/kg (US$1,234/oz) in FY16, 3% higher than guidance of R585,000/kg. Performance of key activities included:

o The mine recorded net cash outflow of R804m (US$60m) in 2017 compared with the rebase plan which forecast an outflow of R830m.
o Development decreased by 1% to 6,897 metres in 2017 from 6,933 metres in 2016. New mine development increased by 20% YoY to 976 metres from 811 in 2016.
o Longhole stoping volumes increased by 3% to 767kt in FY17 (FY16: 745kt).
o Destress mining increased by 3% YoY to 33,419m^2 (FY16: 32,333m^2).
o Backfill placed was 11% lower YoY at 333m^3.

While good progress has been made on the technical front, with the implementation of the mining method receiving positive feedback from the Geotechnical Review Board (GRB - a group of pre-eminent international recognised geotechnical experts), the execution of the full mining value chain remains sub-optimal.

The goodwill impairment of R3.5bn (US$278m) (gross and after tax) related to the slow start of the rebase plan (announced in February 2017) over the past year and a reduction in the gold price and resource price assumptions used in the life of mine model. It is expected that the ramp-up will be more gradual. The steady state production target of c.500koz in 2022 has not changed. Post this impairment, the carrying value of South Deep is R24.7bn (US$1.96bn).

As a result of the slow start to the rebase plan in 2017, we expect a more gradual build up to steady state production of c.500koz by 2022. In October 2017, we noted that there would be a knock-on impact on 2018 production. We expect production for 2018 to be 10,000kg (322koz), 10% lower than the rebase plan. However, we expect AIC to be R540,000/kg, compared to R567,910/kg in the rebase plan.

Outlook for 2018

Attributable equivalent gold production for the Group for 2018 is expected to be between 2.08Moz and 2.10Moz with the main difference between 2017 and 2018 due to the sale of Darlot. AISC is expected to be between US$990/oz and US$1,010/oz. AIC for the Group is planned to be between US$1,190/oz and US$1,210/oz. These expectations assume exchange rates of R/US$:12.00 and A$/US$:0.80. AISC is planned to increase by between 4 to 6%, ~4% of which is due to stronger exchange rates and ~2% of which is due to increases in costs in local currency. AIC is planned to increase by between 9 to 11%, ~4% of which is due to stronger exchange rates and ~6% which is due increases in growth capital expenditure.

Capital expenditure for the Group is planned at US$835m. Sustaining capital expenditure for the Group is planned at US$549m and growth capital expenditure is planned at US$286m. The US$286m of growth capital expenditure comprises US$105m for Damang, A$181m (US$145m) for Gruyere, as well as R434m (US$36m) for South Deep. In addition, US$83m is planned for Salares Norte.

In 2017, total capital expenditure was US$840m with sustaining capital expenditure of US$624m and growth capital expenditure of US$216m. Expenditure on Salares Norte of US$53m in 2017.

Sale of Artic Platinum

Post year-end (as announced on 24 January 2018), Gold Fields completed the sale of its palladium-rich, polymetallic Arctic Platinum Project (APP) in northern Finland to a Finnish subsidiary of private equity fund CD Capital Natural Resources Fund III. The purchase consideration comprises US$40m cash and royalty (2% NSR (net smelter return) on all metals, with 1% capped at US$20 million and 1% uncapped).

STOCK DATA FOR THE YEAR ENDED 31 DECEMBER 2017

Number of shares in issue		**NYSE – (GFI)**	
– at 31 December 2017	820,614,217	Range – Year	US$2.95 – US$4.68
– average for the year	820,611,806	Average Volume – Year	6,358,268 shares/day
Free Float	100 per cent	**JSE LIMITED – (GFI)**	
ADR Ratio	1:1	Range – Year	ZAR39.50 – ZAR60.94
Bloomberg/Reuters	GFISJ/GFLJ.J	Average Volume – Year	2,722,312 shares/day

Key Statistics

		UNITED STATES DOLLAR				
		Quarter			**Year ended**	
		December 2017	September 2017	December 2016	2017	2016
Gold produced*	oz (000)	**546**	567	566	**2,160**	2,146
Continuing operations		**546**	552	552	**2,121**	2,080
Discontinued operations		**-**	15	14	**39**	66
Tonnes milled/treated	000	**8,450**	8,712	8,606	**34,492**	34,222
Continuing operations		**8,450**	8,609	8,493	**34,154**	33,768
Discontinued operations		**-**	103	113	**338**	454
Revenue	US$/oz	**1,275**	1,276	1,198	**1,255**	1,241
Continuing operations		**1,275**	1,276	1,197	**1,255**	1,240
Discontinued operations		**-**	1,270	1,223	**1,252**	1,252
Operating costs	US$/tonne	**43**	43	45	**43**	42
Continuing operations		**43**	42	44	**42**	41
Discontinued operations		**-**	158	120	**137**	126
All-in sustaining costs[#]	US$/oz	**959**	906	911	**955**	980
Continuing operations		**959**	896	897	**945**	972
Discontinued operations		**-**	1,284	1,443	**1,432**	1,238
Total all-in cost[#]	US$/oz	**1,115**	1,032	941	**1,088**	1,006
Continuing operations		**1,115**	1,025	928	**1,081**	998
Discontinued operations		**-**	1,284	1,443	**1,432**	1,238
Net debt	US$m	**1,303**	1,302	1,166	**1,303**	1,166
Net debt to EBITDA ratio					**1.03**	0.95
Net (loss)/earnings	US$m				**(35.0)**	162.8
Continuing operations					**(48.1)**	161.6
Discontinued operations					**13.1**	1.2
Net (loss)/earnings	US c.p.s				**(4)**	20
Continuing operations					**(6)**	20
Discontinued operations					**2**	-
Headline earnings/(loss)	US$m				**193.6**	208.4
Continuing operations					**196.0**	202.9
Discontinued operations					**(2.4)**	5.5
Headline earnings	US c.p.s.				**24**	26
Continuing operations					**24**	25
Discontinued operations					**-**	1
Normalised earnings/(loss)	US$m				**137.5**	190.9
Continuing operations					**141.0**	189.9
Discontinued operations					**(3.5)**	1.0
Normalised earnings	US c.p.s.				**17**	24
Continuing operations					**17**	24
Discontinued operations					**-**	-

*   All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.

**   Cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and financing costs.

\#   Refer to page 27 and 28.

All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).

Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.

Figures may not add as they are rounded independently.

Certain forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

o   overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
o   changes in assumptions underlying Gold Fields' mineral reserve estimates;
o   the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
o   the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
o   the success of the Group's business strategy, development activities and other initiatives;
o   the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
o   decreases in the market price of gold or copper;
o   the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
o   the occurrence of work stoppages related to health and safety incidents;
o   loss of senior management or inability to hire or retain employees;
o   fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
o   the occurrence of labour disruptions and industrial actions;
o   power cost increases as well as power stoppages, fluctuations and usage constraints;
o   supply chain shortages and increases in the prices of production imports;
o   the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
o   the adequacy of the Group's insurance coverage;
o   the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
o   changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
o   fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
o   political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Total Gold Fields operations
Income statement (Continuing and discontinued operations)

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Year ended	
	2017	2016
Revenue	**2,810.8**	2,749.5
Operating costs – net	**(1,404.2)**	(1,387.5)
Amortisation and depreciation	**(774.8)**	(679.2)
Net interest expense	**(62.3)**	(59.1)
Share of equity accounted earnings after taxation	**(1.3)**	(2.3)
Loss on foreign exchange	**(3.7)**	(6.4)
Gain on financial instruments	**34.8**	14.4
Share-based payments	**(27.4)**	(14.4)
Long-term employee benefits	**(5.1)**	(11.0)
Other	**(44.0)**	(48.5)
Exploration and project costs	**(111.3)**	(92.2)
Profit before royalties, taxation and non-recurring items	**411.6**	463.3
Non-recurring items	**(200.4)**	(17.1)
Profit before royalties and taxation	**211.2**	446.2
Royalties	**(63.1)**	(80.4)
Profit before taxation	**148.1**	365.8
Mining and income taxation	**(172.1)**	(192.1)
– Normal taxation	**(207.0)**	(204.7)
– Deferred taxation	**34.9**	12.6
Net (loss)/profit	**(24.0)**	173.7
Attributable to:		
– Owners of the parent	**(35.0)**	162.8
– Non-controlling interest	**11.0**	10.9
Net (loss)/earnings	**(35.0)**	162.8
Headline earnings	**193.6**	208.4
Normalised earnings	**137.5**	190.9

Statement of cash flows (Continuing and discontinued operations)

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Year ended	
	2017	2016
Cash flows from operating activities	**831.6**	956.9
Profit before royalties, tax and non-recurring items	**411.6**	463.3
Non-recurring items	**(200.4)**	(17.1)
Amortisation and depreciation	**774.8**	679.2
South Deep BEE dividend	**(1.5)**	(1.3)
Payment of long-term incentive plan	**(11.9)**	-
Change in working capital	**(64.2)**	(2.7)
Royalties and taxation paid	**(309.4)**	(234.8)
Other non-cash items	**232.6**	70.3
Dividends paid	**(69.2)**	(39.4)
Owners of the parent	**(62.8)**	(39.2)
Non-controlling interest holders	**(6.4)**	(0.2)
Cash flows from investing activities	**(908.6)**	(867.9)
Capital expenditure – additions	**(840.4)**	(649.9)
Capital expenditure – proceeds on disposal	**23.2**	2.3
Purchase of Gruyere Gold project assets	**-**	(197.1)
Purchase of investments	**(80.1)**	(12.7)
Proceeds on disposal of Darlot	**5.4**	-
Proceeds on disposal of investments	**-**	4.4
Environmental payments	**(16.7)**	(14.9)
Cash flows from financing activities	**84.2**	37.0
Loans received	**779.7**	1,298.7
Loans repaid	**(695.5)**	(1,413.2)
Proceeds on issue of shares	**-**	151.5
Net cash (outflow)/inflow	**(62.0)**	86.6
Translation adjustment	**14.3**	0.1
Cash at beginning of period	**526.7**	440.0
Cash at end of period	**479.0**	526.7
Cash flow for continuing and discontinued operations from operating activities less net capital expenditure and environmental payments	**(2.3)**	294.4

Results for the Group
(Continuing and discontinued operations)

SAFETY

The Group's fatality injury frequency rate regressed from 0.02 in 2016 to 0.05 in 2017. The total recordable injury frequency rate (TRIFR)[1] for the Group regressed by 7 per cent from 2.27 in 2016 to 2.42 in 2017.

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[1] Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time Injuries[2] + Restricted Work Injuries[3] + Medically Treated Injuries[4]) x 1,000,000/number of man-hours worked.

[2] A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.

[3] A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.

[4] A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

FOR THE YEAR ENDED 31 DECEMBER 2017 COMPARED WITH THE YEAR ENDED 31 DECEMBER 2016

The discussion of financial and operating results below is an analysis of total Gold Fields operations (continuing and discontinued). Due to the fact that the discontinued operation does not have a material impact on the Group's results, it has not been discussed separately. The discussion is based on the Income statement and Statement of cash flows on pages 5 and 6, respectively.

REVENUE

Attributable equivalent gold production increased by 1 per cent from 2.146 million ounces in 2016 to 2.160 million ounces in 2017.

Gold production at South Deep in South Africa, decreased by 3 per cent from 9,032 kilograms (290,400 ounces) to 8,748 kilograms (281,300 ounces).

Attributable gold production at the West African operations decreased by 1 per cent from 644,200 ounces in 2016 to 639,000 ounces in 2017 due to lower production at both Tarkwa and Damang. Attributable equivalent gold production at Cerro Corona in Peru increased by 13 per cent from 268,900 ounces in 2016 to 305,200 ounces in 2017. Gold production at the

Australian operations decreased by 1 per cent from 942,300 ounces in 2016 to 934,600 ounces in 2017 due to higher production at all the operations except Darlot which is only included for nine months, up to the date of disposal.

At the South Africa region, production at South Deep decreased by 3 per cent from 9,032 kilograms (290,400 ounces) in 2016 to 8,748 kilograms (281,300 ounces) in 2017 due to decreased volumes, partially offset by increased grades.

At the West Africa region, managed gold production at Tarkwa decreased marginally from 568,100 ounces in 2016 to 566,400 ounces in 2017 mainly due to lower plant throughput and recovery. At Damang, managed gold production decreased by 3 per cent from 147,700 ounces in 2016 to 143,600 ounces in 2017 mainly due to lower head grade and yield.

At the South America region, total managed gold equivalent production at Cerro Corona increased by 14 per cent from 270,200 ounces in 2016 to 306,700 ounces in 2017 mainly due to the higher copper price relative to the gold price (price factor), higher gold head grades and higher gold recovery.

At the Australia region, St Ives' gold production increased marginally from 362,900 ounces in 2016 to 363,900 ounces in 2017. At Agnew/Lawlers, gold production increased by 5 per cent from 229,300 ounces in 2016 to 241,200 ounces in 2017 mainly due to increased ore processed. At Darlot, gold production decreased by 41 per cent from 66,400 ounces for the 12 months to December 2016 to 39,200 ounces for the 9 months to September 2017 mainly due to lower grades mined. At Granny Smith, gold production increased by 2 per cent from 283,800 ounces in 2016 to 290,300 ounces in 2017 due to increased ore tonnes mined and processed.

The average US dollar gold price achieved by the Group increased by 1 per cent from US$1,241 per equivalent ounce in 2016 to US$1,255 per equivalent ounce in 2017. The average rand gold price decreased by 8 per cent from R584,894 per kilogram to R538,344 per kilogram. The average Australian dollar gold price decreased by 2 per cent from A$1,674 per ounce to A$1,640 per ounce. The average US dollar gold price for the Ghanaian operations increased by 1 per cent from US$1,247 per ounce in 2016 to US$1,255 per ounce in 2017. The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 4 per cent from US$1,199 per equivalent ounce in 2016 to US$1,252 per equivalent ounce in 2017. The average US dollar/Rand exchange rate strengthened by 9 per cent from R14.70 in 2016 to R13.33 in 2017. The average Australian/US dollar exchange rate strengthened by 3 per cent from A$1.00 = US$0.75 in 2016 to A$1.00 = US$0.77 in 2017.

Revenue increased by 2 per cent from US$2,750 million in 2016 to US$2,811 million in 2017 mainly due to the higher ounces sold.

NET OPERATING COSTS

Net operating costs, including gold-in-process movements, increased by 1 per cent from US$1,388 million in 2016 to US$1,404 million in 2017. The US$16 million higher net operating costs, were due to the negative exchange rate effect of US$59 million on translation into US$ dollar, partially offset by US$43 million lower cost in local currency. The gold-in-process credit to cost of US$69 million in 2017 compared with US$46 million in 2016.

At the South Africa region, net operating costs at South Deep increased by 2 per cent from R3,993 million (US$272 million) in 2016 to R4,062 million (US$305 million) in 2017 mainly due to annual salary increases, electricity rate increase and an increase in employees in line with the strategy to sustainably improve all aspects of the operation.

At the West Africa region, net operating costs decreased by 8 per cent from US$463 million in 2016 to US$428 million in 2017. This decrease in net operating costs was mainly due to lower production, benefits realised as a result of the incorporation of the development agreement which is now fully embedded at the operations following ratification in March 2016, continued business process re-engineering, as well as a build-up of inventory of US$41 million in 2017 compared with US$18 million in 2016. At Tarkwa, net operating costs decreased by 6 per cent from US$327 million to US$306 million due to a significant build-up of gold-in-process of US$42 million in 2017 compared with US$18 million in 2016. At Damang, net operating costs decreased by 10 per cent from US$136 million to US$122 million due to lower operating tonnes mined.

At the South America region, net operating costs at Cerro Corona increased by 10 per cent from US$140 million in 2016 to US$154 million in 2017 mainly due to a drawdown of concentrate inventory of US$3 million in 2017 compared with a build-up of US$4 million in 2016, as well as higher mining and power costs.

At the Australia region, net operating costs decreased by 2 per cent from A$689 million (US$514 million) in 2016 to A$675 million (US$517 million) in 2017. At St Ives, net operating costs decreased by 15 per cent from A$244 million (US$182 million) in 2016 to A$207 million (US$159 million) in 2017 mainly due to a gold inventory credit to cost of A$38 million (US$29 million) in 2017 compared with A$15 million (US$11 million) in 2016, as well as a decrease in mining cost of A$19 million (US$14 million) in 2017, following reduced operational tonnes mined from the open pits and cost improvements at the open pits and Hamlet.

At Agnew, net operating costs increased by 4 per cent from A$189 million (US$141 million) in 2016 to A$197 million (US$150 million) in 2017, mainly due to higher mining costs as a result of a 16 per cent increase in ore development metres achieved. At Granny Smith, net operating costs increased by 17 per cent from A$179 million (US$134 million) to A$210 million (US$160 million). Mining costs increased by A$11 million (US$8 million) due to the additional volumes and net operating costs were also impacted by a release of A$15 million (US$11 million) from gold-in process. A gold-in-process charge to cost of A$5 million (US$4 million) in 2017 compared with a credit of A$10 million (US$7 million) in 2016. Net operating costs at Darlot decreased by 19 per cent from A$77 million (US$58 million) for twelve months to December 2016 to A$62 million (US$47 million) for nine months to September 2017.

AMORTISATION AND DEPRECIATION

Amortisation and depreciation for the Group increased by 14 per cent from US$679 million in 2016 to US$775 million in 2017. This increase of US$96 million was due to amortisation and depreciation increases of US$80 million due to the increase in production at Cerro Corona and the Australian operations, a decrease in depreciable reserves at Tarkwa and St Ives and a change in the depreciation calculation at Cerro Corona, as well as the negative exchange rate effect of US$16 million.

OTHER

Net interest expense for the Group increased by 5 per cent from US$59 million in 2016 to US$62 million in 2017. Interest expense of US$91 million, partially offset by interest income of US$6 million and interest capitalised of US$23 million in 2017 compared with interest expense of US$83 million, partially offset by interest income of US$9 million and interest capitalised of US$15 million in 2016.

The share of equity accounted losses decreased by 50 per cent from US$2 million in 2016 to US$1 million in 2017 mainly due to downscaling of activities at Far Southeast project (FSE).

The loss on foreign exchange decreased by 33 per cent from US$6 million in 2016 to US$4 million in 2017. These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.

The gain on financial instruments increased by 150 per cent from US$14 million in 2016 to US$35 million in 2017. In 2017, it mainly related to the South Deep gold hedge gain of US$10 million, Australian gold hedge gain (US$15 million/A$20 million), the oil hedge gain in Ghana (US$10 million) and Australia (US$6 million/ A$7 million), partially offset by the copper hedge loss taken out at Cerro Corona (US$6 million). Of the US$35 million, US$14 million was realised and US$21 million was unrealised.

Share-based payments for the Group increased by 93 per cent from US$14 million in 2016 to US$27 million in 2017 due to a new allocation in 2017 as well as mark to market adjustments relating to the free cash flow margin portion. Long-term employee benefits decreased by 55 per cent from US$11 million to US$5 million due to mark to market adjustments relating to the share price portion of the incentive scheme.

Other costs for the Group decreased by 10 per cent from US$49 million to US$44 million.

EXPLORATION AND PROJECT COSTS

Exploration and project costs increased by 21 per cent from US$92 million in 2016 to US$111 million in 2017 mainly due to an increase at Salares Norte from US$39 million in 2016 to US$53 million in 2017 and the write-off of brownfields exploration costs at the Australian operations which increased from A$64 million (US$48 million) in 2016 to A$69 million (US$53 million) in 2017. This write-off is a book entry and non-cash. The balance of US$5 million mainly related to expenditure at APP and FSE.

NON-RECURRING ITEMS

Non-recurring expenses of US$200 million in 2017 compared with US$17 million in 2016.

The non-recurring expenses in 2017 included mainly:
- Cash generating unit impairment of R3.495 billion (US$278 million) at South Deep. The impairment calculation is based on the 2017 life of mine plan using the following assumptions:
  - o Gold price decreased from a long-term R600,000 per kilogram to R525,000 per kilogram;
  - o Resource price decreased from R842 per ounce to R216 per ounce due to a decrease in the dollar price per ounce from US$60 per ounce to US$17 per ounce and a stronger Rand/Dollar exchange rate from R14.03 to R12.58. This was partially offset by an increase in resource ounces of 3.8 million ounces from 25.2 million ounces to 29.0 million ounces;

- o Life of mine: 77 years; and
- o Discount rate: 13.5 per cent nominal.

  The above assumptions do not affect the steady state production target of circa 500,000 ounces by 2022.
- Silicosis provision raised (US$30 million);
- Write-off of parked fleet at Tarkwa (US$7 million);
- Retrenchment costs (US$9 million) mainly at Tarkwa (US$5 million), South Deep (US$2 million) and Damang (US$2 million);
- Write-off of Damang assets (US$3 million); and
- Impairment of investments (US$4 million).

This was partially offset by:

- Reversal of cash-generating unit impairment: gross US$53 million, tax US$15 million, net US$38 million at Cerro Corona. The impairment calculation is based on the 2017 life of mine plan using the following assumptions:
  - o Gold price 2018: US$1,200 per ounce, 2019 onwards: US$1,300 per ounce;
  - o Copper price 2018: US$2.50 per pound, 2019 onwards: US$2.80 per pound;
  - o Resource price: US$41 per ounce;
  - o Life of mine: 13 years; and
  - o Discount rate: 4.8 per cent.

The reversal of the impairment is due to a higher net present value as a result of the completion of a Pre-feasibility study in 2017 extending the life of mine from 2023 to 2030 by optimising the tailings density and increasing tailings capacity by using in-pit tailings after mining activities end.
- Reversal of the APP impairment (US$39 million);
- Profit on the sale of Darlot (US$24 million/A$31 million); and
- Lower rehabilitation provisions of US$13 million mainly at St Ives due to a new mine closure plan (A$15 million/US$11 million).

The non-recurring expenses in 2016 included mainly:

- Cash-generating unit impairment of US$66 million at Cerro Corona. The impairment calculation was based on the 2016 life of mine plan. The impairment was due to a reduction in gold and copper reserves due to depletion, a decrease in the gold and copper price assumptions for 2017 and 2018, a lower resource price and an increase in the Peru tax rate;
- Impairment of fleet relating to the disposal of fleet to the contractor and inoperable assets at Damang (US$10 million);
- Retrenchment costs (US$12 million), mainly at Damang (US$10 million) and Granny Smith (A$2 million/US$1 million); and
- Other: US$5 million.

This was partially offset by:

- Profit on sale of royalties as part of the Maverix transaction (US$48 million);
- Profit on buy-back of the bond (US$18 million); and
- A decrease in rehabilitation provision (US$10 million) mainly due to decreases in base cases associated with a reduction in the diesel price at the Australian operations (A$10 million/US$7 million).

ROYALTIES

Government royalties for the Group decreased by 21 per cent from US$80 million in 2016 to US$63 million in 2017 mainly due to the introduction of the sliding scale royalty formula in Ghana.

TAXATION

The taxation charge for the Group of US$172 million in 2017 compared with US$192 million in 2016. Normal taxation increased from US$205 million to US$207 million. The deferred tax credit of US$35 million in 2017 compared with US$13 million in 2016.

The taxation charge in 2017 appears significant in relation to the profit before tax due to the goodwill impairment of US$278 million and reversal of impairment of APP of US$39 million which do not attract tax. Excluding those adjustments, profit before tax would have been US$367 million.

In Peru, tax depreciation is recognised using the straight line depreciation method for the majority of assets over periods longer than the life of mine. At 31 December 2016, Cerro Corona had a life of mine to 2023, and a significant portion of the assets would not be fully depreciated for tax purposes by the end of the life of the mine. During 2017, deferred tax of US$11 million was impaired relating to fixed asset additions in 2017. However, during 2017, the Group completed a pre-feasibility study, which resulted in extending the life of mine from 2023 to 2030 by optimising the tailings density and increasing tailings capacity by using in-pit tailings after mining activities end. Based on the Group's best estimate at 31 December 2017, it is likely that Cerro Corona will earn taxable profits in order to utilise a portion of the deductible temporary differences that reverse after 2023. As a result of the above, the Group recognised an amount of US$15 million (2016: US$15 million impairment) related to deferred tax assets that were now recoverable at Cerro Corona at 31 December 2017.

The tax returns for Cerro Corona are filed in Peruvian Nuevo Sol (Soles) and the functional currency for accounting purposes is the US dollar. For accounting purposes, unutilised tax allowances must be converted from Soles to dollars at the closing rate at the period end. Therefore, the US dollar equivalent of unutilised taxation allowances fluctuate due to movements in the exchange rate between the Peruvian Nuevo Sol and the US dollar. This resulted in a change in the temporary taxation differences for non-monetary assets on translation. A deferred tax credit of US$4 million (2016: US$2 million charge) arose due to the strengthening of the exchange rate from 3.40 Nuevo Sol in 2016 to 3.27 Nuevo Sol in 2017 (3.38 Nuevo Sol in 2015 to 3.40 Nuevo Sol in 2016). It has no cash effect.

LOSS/EARNINGS

Net loss attributable to owners of the parent of US$35 million or US$0.0.04 per share in 2017 compared with a profit of US$163 million or US$0.20 per share in 2016.

Headline earnings attributable to owners of the parent of US$194 million or US$0.24 per share in 2017 compared with headline earnings of US$208 million or US$0.26 per share in 2016.

Normalised earnings of US$138 million or US$0.17 per share in 2017 compared with US$191 million or US$0.24 per share in 2016.

CASH FLOW

Cash inflow from operating activities of US$832 million in 2017 compared with US$957 million in 2016, a 13 per cent decrease. This decrease was mainly due to an investment into working capital of US$64 million in 2017, as a result of the build-up of ore stockpiles at Tarkwa and St Ives, compared with US$3

million in 2016, as well as an increase in royalties and taxation paid from US$235 million in 2016 to US$309 million in 2017.

Dividends paid/advanced of US$69 million in 2017 compared with US$39 million in 2016. Dividends paid to owners of the parent increased from US$39 million in 2016 to US$63 million in 2017. Dividends paid to non-controlling interest holders of US$6 million in 2017 compared with US$nil million in 2016. Dividends of US$5 million and US$1 million were paid to non-controlling interest holders at Tarkwa and Cerro Corona, respectively.

Cash outflow from investing activities increased from US$868 million in 2016 to US$909 million in 2017 mainly due to an increase in capital expenditure from US$650 million in 2016 to US$840 million in 2017 as planned. This was mainly due to growth expenditure of US$115 million on the Damang reinvestment project and A$106 million (US$81 million) on Gruyere. Proceeds on disposal of assets of US$23 million in 2017 compared with US$2 million in 2016. The US$23 million related to proceeds on disposal of fleet at Damang. Purchase of investments of US$80 million in 2017 compared with US$13 million in 2016. In 2017, it related mainly to the purchase of shares in Gold Road (US$55 million/A$71 million) as well as the purchase of shares and options in Cardinal Resources (US$20 million/A$28 million). Environmental payments increased from US$15 million in 2016 to US$17 million in 2017. In 2016, purchase of Gruyere Gold project amounted to US$197 million (A$266 million).

Cash outflow from operating activities less net capital expenditure and environmental payments of US$2 million in 2017 compared with an inflow of US$294 million in 2016. This decrease was mainly due to higher capital expenditure and negative working capital adjustments. The US$2 million outflow in 2017 comprised: US$309 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$72 million of net interest paid, US$58 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$309 million above), US$141 million (A$184 million) at Gruyere [capital expenditure of US$81 million (A$106 million) and an investment into working capital of US$60 million (A$78 million), mainly due to cash calls on the balance of the deferred payment balance and stamp duty], as well as US$40 million on non-mine based costs. Included in the US$309 million above is US$115 million capital expenditure on the Damang reinvestment project and US$17 million on South Deep growth capital expenditure. If these two amounts are excluded, then the mining operations generated US$441 million. The US$294 million in 2016 comprised: US$444 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$69 million of net interest paid, US$47 million for exploration mainly at Salares Norte (this excludes any mine based brownfields exploration which is included in the US$444 million above) and US$34 million on non-mine based costs. Included in the US$444 million is US$8 million on South Deep growth capital expenditure.

In the South Africa region at South Deep, capital expenditure decreased from R1,145 million (US$78 million) in 2016 to R1,099 million (US$82 million) in 2017 due to lower expenditure on fleet.

At the West Africa region, capital expenditure increased from US$206 million to US$313 million. At Tarkwa, capital expenditure increased from US$168 million to US$181 million due to higher fleet expenditure in 2017. Capital expenditure in

2016 was mainly incurred on pre-stripping. Capital expenditure at Damang increased from US$38 million to US$132 million mainly due to expenditure on the Damang reinvestment project (US$115 million).

In the South America region at Cerro Corona, capital expenditure decreased from US$43 million to US$34 million mainly due to lower expenditure on the construction of the tailings dam and waste storage facilities.

At the Australia region, capital expenditure decreased from A$431 million (US$322 million) in 2016 to A$423 million (US$324 million) in 2017. At St Ives, capital expenditure increased from A$188 million (US$140 million) in 2016 to A$204 million (US$156 million) in 2017 due to expenditure on the new Invincible underground mine. At Agnew/Lawlers, capital expenditure increased from A$94 million (US$70 million) to A$96 million (US$74 million) in 2017 mainly due to expenditure on a crushing facility. At Darlot, capital expenditure decreased from A$29 million (US$21 million) to A$9 million (US$7 million) in 2017 and at Granny Smith, capital expenditure decreased from A$121 million (US$90 million) in 2016 to A$114 million (US$87 million) in 2017.

Net cash inflow from financing activities of US$84 million in 2017 compared with US$37 million in 2016. The inflow in 2017 related to a drawdown of US$780 million, partially offset by the repayment of US$696 million on offshore and local loans. The inflow in 2016 related to a drawdown of US$1.299 billion and proceeds on the issue of shares of US$0.151 billion, partially offset by the repayment of US$1.413 billion of offshore and local loans.

The net cash outflow for the Group of US$62 million in 2017 compared with an inflow of US$87 million in 2016. The cash balance of US$479 million in 2017 compared with US$527 million in 2016.

ALL-IN SUSTAINING AND TOTAL ALL-IN COST

The Group all-in sustaining costs decreased by 3 per cent from US$980 per ounce in 2016 to US$955 per ounce in 2017 mainly due to higher by-product credits, lower royalties and lower sustaining capital expenditure, partially offset by higher net operating costs and lower gold sold. Total all-in cost increased by 8 per cent from US$1,006 per ounce in 2016 to US$1,088 per ounce in 2017 due to higher non-sustaining capital expenditure and higher exploration, feasibility and evaluation costs.

In the South Africa region, at South Deep, all-in sustaining costs increased by 1 per cent from R570,303 per kilogram (US$1,207 per ounce) to R574,406 per kilogram (US$1,340 per ounce) mainly due to higher net operating costs and lower gold sold, partially offset by lower sustaining capital expenditure. The total all-in cost increased by 3 per cent from R583,059 per kilogram (US$1,234 per ounce) to R600,109 per kilogram (US$1,400 per ounce) due to the same reasons as for all-in sustaining costs as well as higher non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs decreased by 6 per cent from US$1,020 per ounce in 2016 to US$958 per ounce in 2017 mainly due to lower net operating costs and lower sustaining capital expenditure, partially offset by lower gold sold. Total all-in cost increased by 10 per cent from US$1,020 per ounce in 2016 to US$1,119 per ounce in 2017 mainly due to non-sustaining capital expenditure of US$115 million on the Damang reinvestment project.

At the South America region, all-in sustaining costs and total all-in cost decreased by 59 per cent from US$499 per ounce to US$203 per ounce mainly due to higher by-product credits, lower capital expenditure and higher gold sold, partially offset by higher net operating costs. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 12 per cent from US$762 per equivalent ounce to US$673 per equivalent ounce mainly due to the same reasons as above.

At the Australia region, all-in sustaining costs and total all-in cost decreased by 2 per cent from A$1,261 per ounce (US$941 per ounce) in 2016 to A$1,239 per ounce (US$948 per ounce) in 2017 mainly due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold.

BALANCE SHEET

Net debt (borrowings plus the current portion of borrowings less cash and deposits) increased from US$1,166 million for the year ended December 2016 to US$1,303 million for the year ended December 2017.

NET DEBT/ADJUSTED EBITDA

The net debt/adjusted EBITDA ratio of 1.03 at 31 December 2017 compared with 0.95 at the end of the financial year ended 31 December 2016.

EBITDA

Adjusted EBITDA for calculating net debt/EBITDA is based on the previous 12 months earnings, which is determined as follows in US$ million:

Reconciliation between operating profit* and adjusted EBITDA for the year ended:

	2017	2016
Operating profit*	**1,407**	1,362
Environmental rehabilitation interest	**12**	11
Exploration and project costs	**(111)**	(92)
Other	**(44)**	(49)
	1,264	1,232

*Operating profit is defined as revenue less net operating costs.

FREE CASH FLOW MARGIN

The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage. The FCF for the Group for the year ended 2017 is calculated as follows:

	US$'m	US$/oz
Revenue*	**2,632.1**	1,259
Less: Cash outflow	**2,214.9**	(1,059)
AIC	**(2,274.2)**	(1,088)
Adjusted for		
Share-based payments (non-cash)	**27.4**	13
Long-term employee benefits (non-cash)	**5.1**	2
Exploration, feasibility and evaluation costs outside of existing operations	**59.9**	29
Non-sustaining capital expenditure (Damang Reinvestment and Gruyere)	**196.0**	94
Revenue hedge	**12.8**	6
Tax paid (excluding royalties which is included in AIC above)	**(241.9)**	(116)
Free cash flow**	**417.2**	200
FCF margin	**16%**	

Gold sold only – 000'ounces	**2,091.1**

* Revenue from income statement at US$2,810.8 million less revenue from by-products in AIC at US$178.7 million equals US$2,632.1 million.

**Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 24 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.

The FCF margin of 16 per cent in 2017 at a gold price of US$1,259 per ounce compared with 17 per cent in 2016 at a gold price of US$1,241 per ounce. The FCF margin for 2017 meets the Group's target of a 15 per cent FCF margin at a gold price of US$1,300 per ounce.

CONTINUING OPERATIONS

South Africa region

South Deep project

		2017	2016
Gold produced	000'oz	**281.3**	290.4
	kg	**8,748**	9,032
Gold sold	000'oz	**281.8**	289.4
	kg	**8,766**	9,001
Yield – underground reef	g/t	**5.87**	5.50
AISC	R/kg	**574,406**	570,303
	US$/oz	**1,340**	1,207
AIC	R/kg	**600,109**	583,059
	US$/oz	**1,400**	1,234

Gold production decreased by 3 per cent from 9,032 kilograms (290,400 ounces) in 2016 to 8,748 kilograms (281,300 ounces) in 2017 due to decreased volumes, partially offset by increased grades. Production in 2017 was impacted by a weak March quarter, after two fatal accidents and three fall-of-ground incidents negatively affected the contribution from high grade corridors.

Total underground tonnes mined decreased by 6 per cent from 1.72 million tonnes in 2016 to 1.61 million tonnes 2017. Underground ore tonnes mined decreased by 12 per cent from 1.61 million tonnes in 2016 to 1.42 million tonnes in 2017. Underground waste mined increased by 70 per cent from 111,000 tonnes to 189,000 tonnes due to improved New Mine development performance. Gold mined from underground decreased by 8 per cent from 9,064 kilograms (291,400 ounces) to 8,364 kilograms (268,900 ounces). Underground grade mined increased by 5 per cent from 5.62 grams in 2016 to 5.89 grams per tonne in 2017 due to an increase in broken reef grade from the higher grade sections.

Total tonnes milled decreased by 8 per cent from 2.25 million tonnes in 2016 to 2.08 million tonnes in 2017. Underground ore tonnes milled decreased by 9 per cent from 1.63 million tonnes in 2016 to 1.48 million tonnes in 2017. Underground waste milled increased by 54 per cent from 107,000 tonnes to 165,000 tonnes. Surface tailings material treated decreased by 15 per cent from 507,000 tonnes to 433,000 tonnes. Underground reef yield increased by 7 per cent from 5.50 grams per tonne to 5.87 grams per tonne due to an increase in broken reef grade from the higher grade sections in line with the rebase plan of 5.86 grams per tonne for 2017.

Development decreased marginally from 6,933 metres in 2016 to 6,897 metres in 2017. New mine capital development (phase one, sub 95 level) increased by 20 per cent from 811 metres in 2016 to 976 metres in 2017. Development in the current mine areas in 95 level and above decreased by 3 per cent from 6,122 metres to 5,921 metres. Destress per square meter mined increased by 3 per cent from 32,333 square metres in 2016 to 33,419 square metres in 2017. Longhole stoping volume mined increased by 3 per cent from 745,190 tonnes in 2016 to 766,857 tonnes in 2017.

The current mine (95 level and above) contributed 57 per cent of the ore tonnes in 2017, while the new mine (North of Wrench) contributed 43 per cent.

Net operating costs increased by 2 per cent from R3,993 million (US$272 million) in 2016 to R4,062 million (US$305 million) in 2017 due to annual salary increases, electricity rate increase and an increase in employees in line with the strategy to sustainably improve all aspects of the operation. These were partially offset by lower expenditure on contractors.

Capital expenditure decreased by 4 per cent from R1,145 million (US$78 million) in 2016 to R1,099 million (US$82 million) in 2017.

Sustaining capital expenditure decreased from R1,030 million (US$70 million) in 2016 to R874 million (US$66 million) in 2017 mainly due to lower spend on fleet. Non-sustaining capital expenditure increased from R115 million (US$8 million) to R225 million (US$17 million) due to higher expenditure on new mine development infrastructure and refrigeration infrastructure.

All-in sustaining costs increased by 1 per cent from R570,303 per kilogram (US$1,207 per ounce) in 2016 to R574,406 per kilogram (US$1,340 per ounce) in 2017 mainly due to lower gold sold and higher net operating costs, partially offset by lower sustaining capital expenditure.

Total all-in cost increased by 3 per cent from R583,059 per kilogram (US$1,234 per ounce) in 2016 to R600,109 per kilogram (US$1,400 per ounce) in 2017 due to the same reasons as for all-in-sustainable costs as well as higher non-sustaining capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
- Gold produced ~ 10,000 kilograms (321,000 ounces)
- Destress square metres ~ 43,000 square meters
- Development metres ~ 9,356 meters
- Sustaining capital expenditure ~ R668 million (US$56 million)
- Growth capital expenditure ~ R434 million (US$36 million)
- All-in sustaining costs ~ R500,000 per kilogram (US$1,300 per ounce)
- Total all-in cost ~ R540,000 per kilogram (US$1,400 per ounce)

West Africa region

GHANA

Tarkwa

		2017	2016
Gold produced	000'oz	**566.4**	568.1
Yield	g/t	**1.30**	1.30
AISC and AIC	US$/oz	**940**	959

Gold production decreased marginally from 568,100 ounces in 2016 to 566,400 ounces in 2017 due to lower plant throughput and recovery.

Total tonnes mined, including capital stripping, increased by 3 per cent from 101.2 million tonnes in 2016 to 103.8 million tonnes in 2017. Ore tonnes mined increased by 14 per cent from 14.6 million tonnes to 16.7 million tonnes. Operational waste tonnes mined decreased by 2 per cent from 36.1 million tonnes to 35.5 million tonnes while capital waste tonnes mined increased by 2 per cent from 50.5 million tonnes to 51.6 million tonnes. Head grade mined decreased by 4 per cent from 1.38 grams per tonne to 1.32 grams per tonne. Gold mined increased by 10 per cent from 645,900 ounces to 711,000 ounces. The strip ratio decreased from 6.3 to 5.2 as a result of mining Akontansi cut 7 and Pepe Cut 7 south due to their relatively low strip ratio to ensure ore supply to the process plant. In order to mitigate any potential future problems, spatial compliance regarding waste stripping at Teberebie pits is one of the main focus areas in 2018.

The CIL plant throughput decreased by 1 per cent from 13.6 million tonnes in 2016 to 13.5 million tonnes in 2017 which is in line with nameplate capacity. Realised yield from the CIL plant was similar at 1.30 grams per tonne.

Net operating costs, including gold-in-process movements, decreased by 6 per cent from US$327 million to US$306 million due to benefits realised as a result of the incorporation of the development agreement, as well as a significant build-up of gold-in-process to US$42 million in 2017 compared with US$18 million in 2016.

Capital expenditure increased by 8 per cent from US$168 million to US$181 million mainly due to higher expenditure on mining fleet. Mining fleet expenditure including componentisation in 2017 was US$33 million compared with US$23 million in 2016.

All-in sustaining costs and total all-in cost decreased by 2 per cent from US$959 per ounce in 2016 to US$940 per ounce in 2017 due to lower net operating costs, partially offset by higher capital expenditure and lower gold sold.

Guidance
The estimate for calendar 2018 is as follows:
- Gold produced ~ 520,000 ounces. The lower gold is in line with the revised life of mine plan.
- Capital expenditure ~ US$162 million
- All-in sustaining costs ~ US$970 per ounce
- Total all-in cost ~ US$970 per ounce

Damang

		2017	2016
Gold produced	000'oz	**143.6**	147.7
Yield	g/t	**0.97**	1.08
AISC	US$/oz	**1,027**	1,254
AIC	US$/oz	**1,827**	1,254

Gold production decreased by 3 per cent from 147,700 ounces in 2016 to 143,600 ounces in 2017 mainly due to lower head grade and lower yield.

Total tonnes mined, including capital stripping, increased by 111 per cent from 18.8 million tonnes in 2016 (16.4 million tonnes from Amoanda and other satellite pits and 2.4 million tonnes from the Juno/Huni pits) to 39.7 million tonnes in 2017 (25.7 million tonnes from Amoanda and other satellite pits and 14.0 million tonnes from the Damang Pit Cut Back) due to a change in mining strategy with the implementation of the Damang reinvestment plan. Ore tonnes mined increased by 18 per cent from 2.8 million tonnes to 3.3 million tonnes. Operational waste tonnes mined decreased by 35 per cent from 8.2 million tonnes

to 5.3 million tonnes as a result of mainly mining capital waste tonnes in 2017, to align with the new mining strategy. Capital waste tonnes mined increased by 299 per cent from 7.8 million in 2016 to 31.1 million in 2017. Head grade mined decreased by 13 per cent from 1.32 grams per tonne in 2016 to 1.15 grams per tonne in 2017 due to 1.56 million tonnes of relatively lower grade ore mined from the satellite pits (Lima South, Tomento east and Abosso tailings). Gold mined increased by 3 per cent from 119,400 ounces to 122,700 ounces. The strip ratio increased from 5.7 to 10.9.

Tonnes processed increased by 7 per cent from 4.27 million tonnes in 2016 to 4.59 million tonnes in 2017. Yield decreased by 10 per cent from 1.08 grams per tonne to 0.97 grams per tonne due to an increase in lower grade stockpiles treated whilst stripping the various pits. In 2017, 2.83 million tonnes of fresh ore and oxides were milled at an average grade of 1.16 grams per tonne and 1.76 million tonnes of stockpiles were milled at an average grade of 0.68 grams per tonne. This compared with 2.2 million tonnes of fresh ore and oxides milled at an average grade of 1.37 grams per tonne and 2.1 million tonnes of stockpiles milled at an average grade of 1.04 grams per tonne in 2016.

Net operating costs, including gold-in-process movements, decreased by 10 per cent from US$136 million to US$122 million mainly due to benefits realised as a result of the incorporation of the development agreement, the move to contractor mining and lower operating tonnes mined.

Capital expenditure increased by 247 per cent from US$38 million to US$132 million with the majority spent on waste stripping.

Sustaining capital expenditure decreased by 55 per cent from US$38 million in 2016 to US$17 million in 2017, mainly due to capital waste stripping being reported as growth capital with the commencement of the Damang reinvestment plan. Non-sustaining capital expenditure increased from US$nil million to US$115 million mainly due to the implementation of the Damang reinvestment plan in 2017.

All-in sustaining cost decreased by 18 per cent from US$1,254 per ounce in 2016 to US$1,027 per ounce in 2017 due to lower net operating costs and lower non-sustaining capital expenditure, partially offset by lower gold sold.

Total all-in cost increased by 46 per cent from US$1,254 per ounce in 2016 to US$1,827 per ounce in 2017 due to an increase in non-sustaining capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
- Gold produced ~ 160,000 ounces
- Sustaining capital expenditure ~ US$12 million
- Growth capital expenditure ~ US$105 million
- All-in sustaining costs ~ US$860 per ounce
- Total all-in cost ~ US$1,520 per ounce

South America region

PERU

Cerro Corona

		2017	2016
Gold produced	000'oz	**159.0**	150.2
Copper produced	tonnes	**30,200**	30,667

		2017	2016
Total equivalent gold produced	000'eq oz	**306.7**	270.2
Total equivalent gold sold	000'eq oz	**313.8**	268.9
Yield – gold	g/t	**0.76**	0.70
– copper	per cent	**0.46**	0.46
– combined	eq g/t	**1.40**	1.20
AISC and AIC	US$/oz	**203**	499
AISC and AIC	US$/eq oz	**673**	762
Gold price*	US$/oz	**1,255**	1,247
Copper price*	US$/t	**6,131**	4,848

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 6 per cent from 150,200 ounces in 2016 to 159,000 ounces in 2017. Copper production decreased by 2 per cent from 30,667 tonnes to 30,200 tonnes. Equivalent gold production increased by 14 per cent from 270,200 ounces to 306,700 ounces. The increase in equivalent gold production was due to the higher copper to gold price ratio as well as higher gold head grades and higher gold recovery. Gold head grade increased by 5 per cent from 1.03 grams per tonne to 1.08 grams per tonne and copper head grade decreased by 2 per cent from 0.53 per cent to 0.52 per cent.

Gold recoveries increased from 67.5 per cent to 70.4 per cent. Copper recoveries increased from 86.6 per cent to 88.9 per cent. Gold yield increased from 0.70 grams per tonne to 0.76 grams per tonne. Copper yield was similar at 0.46 per cent. The increase in the gold grade was in line with the plan and planned mining sequence.

In 2017, concentrate with a payable content of 164,715 ounces of gold was sold at an average price of US$1,261 per ounce and 30,377 tonnes of copper was sold at an average price of US$5,546 per tonne, net of treatment and refining charges. This compared with 149,105 ounces of gold that was sold at an average price of US$1,244 per ounce and 29,905 tonnes of copper that was sold at an average price of US$4,182 per tonne, net of treatment and refining charges in 2016. Total equivalent gold sales increased by 17 per cent from 268,900 ounces in 2016 to 313,800 ounces in 2017 mainly due to higher gold produced and higher price factor.

Total tonnes mined increased by 9 per cent from 14.45 million tonnes in 2016 to 15.75 million tonnes in 2017 in line with the mine sequencing. Ore mined increased marginally from 7.06 million tonnes to 7.09 million tonnes. Waste tonnes mined increased by 17 per cent from 7.39 million tonnes to 8.66 million tonnes. The strip ratio increased from 1.05 to 1.22.

Ore processed decreased by 3 per cent from 6.98 million tonnes in 2016 to 6.80 million tonnes in 2017 mainly due to lower plant throughput (815 tonnes per hour versus 832 tonnes per hour) and lower utilisation due to harder ore.

Net operating costs, including gold-in-process movements, increased by 10 per cent from US$140 million in 2016 to US$154 million in 2017. The higher net operating costs were mainly due to a US$3 million drawdown of concentrate inventory in 2017 compared with a US$4 million build-up in 2016. In addition, higher mining costs resulted from higher tonnes mined in 2017 and higher power expenses due to a new contract with the power supplier.

Capital expenditure decreased by 21 per cent from US$43 million to US$34 million mainly due to lower expenditure on the tailings dam and waste storage facilities during 2017 compared with 2016. This was due to optimising the design and scope of the tailings dam and waste storage facilities as well as the renegotiation of the construction contract during 2017.

All-in sustaining costs and total all-in cost decreased by 59 per cent from US$499 per ounce in 2016 to US$203 per ounce in 2017, mainly due to higher by-product credits, lower sustaining capital expenditure and higher gold sold, partially offset by higher net operating costs. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 12 per cent from US$762 per equivalent ounce to US$673 per equivalent ounce mainly due to the same reasons as above.

Guidance
The estimate for calendar 2018 is as follows:
- Gold equivalents produced ~ 280,000 ounces
- Gold only produced ~ 145,000 ounces
- Copper tonnes produced ~ 29,830 tonnes
- Capital expenditure ~ US$45 million
- Copper price ~ US$2.50 per pound ⎤ For purposes of calculating
- Gold price ~ US$1,200 per ounce ⎦ equivalent ounces
- All-in sustaining costs ~ US$810 per equivalent ounce
- Total all-in cost ~ US$810 per equivalent ounce
- All-in sustaining costs ~ US$585 per ounce
- Total all-in cost ~ US$585 per ounce

Australia region

St Ives

		2017	2016
Gold produced	000'oz	**363.9**	362.9
Yield – underground	g/t	**3.92**	4.73
– surface	g/t	**2.56**	2.43
– combined	g/t	**2.70**	2.79
AISC and AIC	A$/oz	**1,198**	1,273
	US$/oz	**916**	949

Gold production increased marginally from 362,900 ounces in 2016 to 363,900 ounces in 2017.

Total tonnes mined decreased by 3 per cent from 43.74 million tonnes in 2016 to 42.63 million tonnes in 2017. Gold mined increased by 8 per cent from 404,200 ounces to 438,500 ounces, due to increased productivity and equipment utilisation achieved in the open pits. In addition, the full mining fleet (both contractor and owner) were utilised during the year.

At the underground operations, ore mined decreased by 24 per cent from 0.63 million tonnes in 2016 to 0.48 million tonnes in 2017, following the closure of the Athena mine in 2016, with the lower grade Hamlet mine being the only source of underground ore in 2017. The grade mined decreased by 19 per cent from 5.07 grams per tonne to 4.13 grams per tonne and contained gold mined from underground decreased by 37 per cent from 102,200 ounces in 2016 to 64,200 ounces in 2017. Development of the new Invincible underground mine continued with 2,900 tonnes at 2.45 grams per tonne delivering 231 ounces of gold during the December 2017 quarter.

At the open pits total ore tonnes mined increased by 8 per cent from 3.67 million tonnes in 2016 to 3.98 million tonnes in 2017. Grade mined increased by 14 per cent from 2.56 grams per tonne to 2.92 grams per tonne with increased grades from all ore sources. Contained gold mined from the open pits increased by 24 per cent from 301,900 ounces in 2016 to 374,300 ounces in 2017.

Operational waste tonnes mined decreased by 25 per cent from 12.03 million tonnes in 2016 to 9.04 million tonnes in 2017. Capital waste tonnes mined increased by 6 per cent from 27.41 million tonnes to 29.12 million tonnes with pre-strip at Invincible Stage 6 and Neptune Stages 4 and 5. The strip ratio decreased from 10.7 to 9.6.

Throughput at the Lefroy mill increased by 4 per cent from 4.05 million tonnes in 2016 to 4.20 million tonnes in 2017 mainly due to the closure of the mill for two weeks during the second half of 2016 for the installation of a new electrical control block for the Sag mill. Yield decreased by 3 per cent from 2.79 grams per tonne to 2.70 grams per tonne due to lower grades from Hamlet and increased mill feed from open pits. Gold production from the Lefroy mill increased by 1 per cent from 360,400 ounces in 2016 to 363,900 ounces in 2017. In 2016, 93,277 tonnes of toll treatment produced 1,945 ounces and residual leaching and irrigation of the heap leach pad produced a further 600 ounces. The residual leaching ceased in April 2016. Total gold produced in 2016, including these other ore sources, was 362,900 ounces.

Net operating costs, including gold-in-process movements decreased by 15 per cent from A$244 million (US$182 million) in 2016 to A$207 million (US$159 million) in 2017 mainly due to a gold inventory credit to cost of A$38 million (US$29 million) in 2017 compared with a A$15 million (US$11 million) credit in 2016. In addition, mining cost decreased by A$19 million (US$14 million) in 2017, following reduced operational tonnes mined from the open pits and cost improvements at the open pits and Hamlet.

Capital expenditure increased by 9 per cent from A$188 million (US$140 million) in 2016 to A$204 million (US$156 million) in 2017 with A$21 million (US$16 million) incurred at the new Invincible underground mine.

All-in sustaining costs and total all-in cost decreased by 6 per cent from A$1,273 per ounce (US$949 per ounce) in 2016 to A$1,198 per ounce (US$916 per ounce) in 2017 due to lower net operating costs and higher gold sold, partially offset by higher capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
- Gold produced ~ 360,000 ounces
- Capital expenditure ~ A$156 million (US$125 million)
- All-in sustaining costs ~ A$1,250 per ounce (US$1,000 per ounce)
- Total all-in cost ~ A$1,250 per ounce (US$1,000 per ounce)

Agnew/Lawlers

		2017	2016
Gold produced	000'oz	**241.2**	229.3
Yield	g/t	**6.08**	6.07
AISC and AIC	A$/oz	**1,276**	1,301
	US$/oz	**977**	971

Gold production increased by 5 per cent from 229,300 ounces in 2016 to 241,200 ounces in 2017 due to increased ore processed.

Ore mined from underground decreased by 3 per cent from 1.21 million tonnes in 2016 to 1.17 million tonnes in 2017. Head grade mined increased by 6 per cent from 6.32 grams per tonne to 6.72 grams per tonne due to increased grade from Waroonga

(7.68 grams per tonne in 2016 to 8.38 grams per tonne in 2017). Gold mined from underground increased by 3 per cent from 245,400 ounces to 253,800 ounces. At Waroonga, ore tonnes mined decreased from 639,500 tonnes in 2016 to 633,500 tonnes in 2017. Grade mined increased from 7.68 grams per tonne to 8.38 grams per tonne and gold mined increased from 158,000 ounces to 170,700 ounces. At New Holland, ore tonnes mined decreased from 568,600 tonnes in 2016 to 540,700 tonnes in 2017. Grade mined was similar at 4.78 grams per tonne and gold mined decreased from 87,500 ounces to 83,100 ounces.

Tonnes processed increased by 5 per cent from 1.18 million tonnes in 2016 to 1.24 million tonnes in 2017 due to a shortage of mill feed early in 2016 when the mill was running below capacity. The combined yield increased marginally from 6.07 grams per tonne to 6.08 grams per tonne.

Net operating costs, including gold-in-process movements, increased by 4 per cent from A$189 million (US$141 million) in 2016 to A$197 million (US$150 million) in 2017. This was mainly due to higher mining costs as a result of a 16 per cent increase in ore development metres achieved.
Capital expenditure increased by 2 per cent from A$94 million (US$70 million) in 2016 to A$96 million (US$74 million) in 2017. This was mainly due to the crushing facility that was purchased for A$5 million (US$4 million) in 2017.

All-in sustaining costs and total all-in cost decreased by 2 per cent from A$1,301 per ounce (US$971 per ounce) in 2016 to A$1,276 per ounce (US$977 per ounce) in 2017 due to higher gold sold, partially offset by higher net operating costs and higher capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
- Gold produced ~ 230,000 ounces
- Capital expenditure ~ A$83 million (US$66 million)
- All-in sustaining costs ~ A$1,310 per ounce (US$1,050 per ounce)
- Total all-in cost ~ A$1,310 per ounce (US$1,050 per ounce)

Granny Smith

		2017	2016
Gold produced	000'oz	**290.3**	283.8
Yield	g/t	**5.23**	6.11
AISC and AIC	A$/oz	**1,171**	1,119
	US$/oz	**896**	834

Gold production increased by 2 per cent from 283,800 ounces in 2016 to 290,300 ounces in 2017 due to increased ore tonnes mined and processed.

Ore mined from underground increased by 12 per cent from 1.52 million tonnes to 1.70 million tonnes. Head grade mined decreased by 17 per cent from 6.61 grams per tonne in 2016 to 5.50 grams per tonne in 2017 in line with the 2017 mining plan. The head grade variance related to reduced ore grades from Z90 and Z100, re-sequencing Z100 ore due to geotechnical requirements and increased lower grade capital development ore tonnes. Gold mined from underground decreased by 7 per cent from 322,600 ounces to 300,700 ounces.

Tonnes processed increased by 19 per cent from 1.45 million tonnes to 1.73 million tonnes. The yield decreased by 14 per cent from 6.11 grams per tonne to 5.23 grams per tonne due to lower grades mined.

Net operating costs, including gold-in-process movements increased by 17 per cent from A$179 million (US$134 million) to A$210 million (US$160 million). Mining costs increased by A$11 million (US$8 million) due to the additional volumes and a gold-in-process charge to cost of A$5 million (US$4 million) in 2017 compared with a credit of A$10 million (US$7 million) in 2016.

Capital expenditure decreased by 6 per cent from A$121 million (US$90 million) in 2016 to A$114 million (US$87 million) in 2017. The majority of the expenditure related to development and infrastructure at the Wallaby mine, exploration and purchases of mobile equipment.

All-in sustaining costs and total all-in cost increased by 5 per cent from A$1,119 per ounce (US$834 per ounce) in 2016 to A$1,171 per ounce (US$896 per ounce) in 2017 mainly due to higher net operating costs, partially offset by higher gold sold and lower capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
* Gold produced ~ 275,000 ounces
* Capital expenditure ~ A$104 million (US$83 million)
* All-in sustaining costs ~ A$1,240 per ounce (US$990 per ounce)
* Total all-in cost ~ A$1,240 per ounce (US$990 per ounce)

DISCONTINUED OPERATION

Darlot

		9 months to Sept 2017	12 months to Dec 2016
Gold produced	000'oz	**39.2**	66.4
Yield	g/t	**3.60**	4.55
AISC and AIC	A$/oz	**1,874**	1,662
	US$/oz	**1,432**	1,238

Gold production decreased by 41 per cent from 66,400 ounces for twelve months to December 2016 to 39,200 ounces for nine months to September 2017.

Ore mined from underground decreased by 21 per cent from 0.42 million tonnes for twelve months to December 2016 to 0.33 million tonnes for nine months to September 2017. Head grade mined decreased by 26 per cent from 4.98 grams per tonne to 3.71 grams per tonne. Gold mined from underground decreased by 41 per cent from 67,400 ounces for twelve months to December 2016 to 39,700 ounces for nine months to September 2017. In 2016, 28,200 tonnes at 1.29 grams per tonne were sourced from a surface oxide trial contributing 1,200 ounces.

Tonnes processed decreased by 24 per cent from 0.45 million tonnes for twelve months to December 2016 to 0.34 million tonnes for nine months to September 2017. The yield decreased by 21 per cent from 4.55 grams per tonne to 3.60 grams per tonne due to lower grade ore mined and processed.

Net operating costs, including gold-in-process movements, decreased by 19 per cent from A$77 million (US$58 million) for

twelve months to December 2016 to A$62 million (US$47 million) for nine months to September 2017.

Capital expenditure decreased by 69 per cent from A$29 million (US$21 million) to A$9 million (US$7 million).

All-in sustaining costs and total all-in cost increased by 13 per cent from A$1,662 per ounce (US$1,238 per ounce) for twelve months to December 2016 to A$1,874 per ounce (US$1,432 per ounce) for nine months to September 2017 due to lower gold sold, partially offset by lower net operating costs and capital expenditure.

Corporate

R6 MILLION BOOST FOR MECHANISED MINING

On 22 November 2017, Gold Fields announced a R6 million, three-year partnership with the University of the Witwatersrand (Wits University) to further the academic knowledge of mechanised mining and rock engineering in South Africa.

Gold Fields' funding seeks to fill the gap of mechanised mining skills in South Africa, with the company managing the country's largest and deepest underground mechanised gold mine, South Deep. The skills and expertise required to bring the mine, with an expected life of over 70 years, to full production are not in abundant supply in South Africa.

ADDITIONAL SHARES IN CARDINAL RESOURCES

In November 2017, Gold Fields Limited ("CIH"), through an indirect wholly-owned subsidiary purchased 3,676,900 ordinary shares ("Ordinary Shares") of Cardinal Resources Limited ("Cardinal") at a price of C$0.65 per Ordinary Share, for a total consideration of C$2,389,985. Such Ordinary Shares were purchased in connection with a public offering of Ordinary Shares in Canada conducted through a syndicate of underwriters (the "Offering"). Subsequent to the purchase, Gold Fields interest in Cardinal Resources is 19.8 per cent on a partially diluted basis (if only Gold Fields options are exercised).

CASH DIVIDEND

In line with the Company's dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared a final dividend number 87 of 50 SA cents per ordinary share (gross) in respect of the year ended 31 December 2017. This translates to 36 per cent of normalised earnings. The final dividend will be subject to the Dividend Withholding Tax of 20 per cent. In accordance with paragraphs 11.17(a) (i) and 11.17(c) of the JSE Listings Requirements, the following additional information is disclosed:

* The dividend has been declared out of income reserves;
* The local dividends withholding tax rate is 20 per cent (twenty per centum);
* The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from dividends tax;
* The Dividend Withholding Tax of 20 per cent (twenty per centum) will be applicable to this dividend;
* The net local dividend amount is 40.000 SA cents per ordinary share for shareholders liable to pay the dividends tax;
* Gold Fields currently has 821,532,707 ordinary shares in issue; and
* Gold Fields' income tax number is 9160035607.

Shareholders are advised of the following dates in respect of the final dividend:

- Final dividend number 87: 50 SA cents per share
- Last date to trade cum-dividend: Tuesday, 6 March 2018
- Sterling and US dollar conversion date: Wednesday, 7 March 2018
- Shares commence trading ex-dividend: Wednesday, 7 March 2018
- Record date: Friday, 9 March 2018
- Payment of dividend: Monday, 12 March 2018

Share certificates may not be dematerialised or rematerialised between Wednesday 7 March 2018 and Friday 9 March 2018, both dates inclusive.

MINING CHARTER

On 15 June 2017, the Department of Mineral Resources (DMR) and Minister Zwane (the Minister) published the 2017 mining charter (2017 Mining Charter). The South African Chamber of Mines (Chamber), of which Gold Fields is a member, immediately raised its concerns due to the lack of collaboration with its members and the mining industry as a whole.

On 26 June 2017, the Chamber approached the High Court of South Africa requesting that an urgent interdict application be heard on 8 July 2017 requesting an order to prohibit, amongst others, the Minister and the DMR from implementing or applying the provisions of the 2017 Mining Charter in any way directly or indirectly, pending the final determination of an application for judicial review and setting aside of the Minister's and the DMR decision to publish the 2017 Mining Charter.

The Minister has provided a written undertaking that the 2017 Mining Charter will not be implemented in any way until judgement has been handed down in the Chamber's application for an urgent interdict. The written undertaking also provides that should the Minister and/or the DMR in any way endeavour to implement the 2017 Mining Charter during that period, the Chamber will be entitled to bring its interdict application within 48 hours.

Gold Fields supports achieving a solution that is viable to support economic growth and create a sustainable mining industry in South Africa in which investment is encouraged.

Outlook for 2018

Attributable equivalent gold production for the Group for 2018 is expected to be between 2.08 million ounces and 2.10 million ounces. AISC is expected to be between US$990 per ounce and US$1,010 per ounce. AIC is planned to be between US$1,190 per ounce and US$1,210 per ounce. These expectations assume exchange rates of R/US$:12.00 and A$/US$:0.80.

AISC is planned to increase by between 4 to 6 per cent, ~4 per cent of which is due to stronger exchange rates and ~2 per cent of which is due to increases in costs in local currency. AIC is planned to increase by between 9 to 11 per cent, ~4 per cent of which is due to stronger exchange rates and ~6 per cent which is due to increases in growth capital expenditure in local currency.

Capital expenditure for the Group is planned at US$835 million. Sustaining capital expenditure for the Group is planned at US$549 million and growth capital expenditure is planned at US$286 million. The US$286 million growth capital expenditure comprises US$105 million for Damang, A$181 million (US$145

million) for Gruyere, as well as R434 million (US$36 million) for South Deep.

In 2017, total capital expenditure was US$840 million with sustaining capital expenditure of US$624 million and growth capital expenditure of US$216 million. Expenditure on Salares Norte of US$53 million in 2017 compares with US$83 million planned for 2018.

The above is subject to safety performance which limits the impact of safety-related stoppages and the forward looking statement on page 5.

N.J. Holland
Chief Executive Officer
14 February 2018

Reviewed condensed consolidated preliminary financial statements

Notes to the condensed consolidated financial statements

Basis of preparation

The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings Requirements require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and to also, as a minimum, contain the information required by IAS 34 *Interim Financial Reporting.*

The accounting policies applied in the preparation of the condensed consolidated financial statements are in terms of IFRS and are consistent with those applied in the previous consolidated annual financial statements.

Auditor's review

The condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2017 have been reviewed by the company's auditor, KPMG Inc.

The auditor's report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor's engagement they should refer to page 40 of the media release for a copy of the auditor's report.

Silicosis and tuberculosis class and individual actions

As previously disclosed, a consolidated application has been brought against several South African mining companies, including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

In May 2016, the South African South Gauteng High Court ordered, among other things, the certification of a silicosis class and a tuberculosis class. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining companies leave to appeal against all aspects of the May 2016 judgement. The appeal hearing before the Supreme Court of Appeal is scheduled to be heard between 19 and 23 March 2018.

On 10 January 2018, it was announced that attorneys representing all appellants and all respondents involved in the above appeal hearing before the Supreme Court of Appeal have written to the Registrar of the Supreme Court of Appeal asking that the appeal proceedings be postponed until further notice. The Supreme Court of Appeal has granted approval for the postponement. The joint letter written to the Registrar of the Supreme Court of Appeal explained that good faith settlement negotiations between the Occupational Lung Disease Working Group (see below) and claimants' legal representatives have reached an advanced stage. In view of that, all parties consider it to be in the best interests of judicial economy and the efficient administration of justice that the matter be postponed.

In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and another mining company. In February 2018, the defendants (including Gold Fields) and the plaintiff entered into a confidential settlement agreement in full and final settlement of this matter.

Occupational Lung Disease Working Group

The Occupational Lung Disease Working Group was formed in fiscal 2014 to address issues relating to compensation and medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African Rainbow Minerals, Anglo American SA, AngloGold Ashanti, Gold Fields, Harmony and Sibanye - Stillwater, has had extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants who have filed legal actions against the companies.

The members of the Working Group are among respondent companies in a number of legal proceedings related to occupational lung disease, including the class action referred to above. The Working Group is however of the view that achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. The Working Group will continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants' legal representatives.

Provision raised

As at 30 June 2017, as a result of the ongoing work of the Working Group and engagements with affected stakeholders since 31 December 2016, Gold Fields provided an amount of US$30 million (R390 million) in the statement of financial position for its share of the estimated cost in relation to the Working Group of a possible settlement of the class action claims and related costs. The nominal value of this provision was US$40 million (R509 million).

Gold Fields believe that this remains a reasonable estimate of its share of the estimated costs in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Gold Fields' obligation remains unchanged. This provision, of US$32 million (R402 million) as at 31 December 2017 compares to the amount raised in June 2017 of US$30 million (R390 million) and the increase is due to the effect of unwinding. The nominal value of this provision remains unchanged at US$40 million (R509 million).

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder engagements and the ongoing legal proceedings.

South Deep tax dispute

The South Deep mine ("South Deep") is jointly owned and operated by GFI Joint Venture Holdings (Pty) Limited (GFIJVH) (50 per cent) and Gold Fields Operations Limited (GFO) (50 per cent).

At 31 December 2017, South Deep's gross deductible temporary differences amounted to US$1,834.4 million (R23,076.4 million), resulting in a deferred tax asset balance of US$550.4 million (R6,923.0 million) in addition to other taxable temporary differences. This amount is included in the consolidated deferred tax asset of US$72.0 million on Gold

Fields' statement of financial position. South Deep's gross deductible temporary differences comprises unredeemed capital expenditure balances of US$743.3 million (R9,350.3 million) (tax effect: US$223.0 million (R2,805.1 million)) at GFIJVH and US$716.4 million (R9,011.9 million) (tax effect: US$214.9 million (R2,703.6 million)) at GFO, a capital allowance balance (additional capital allowance) of US$182.2 million (R2,292.0 million) (tax effect: US$54.7 million (R687.6 million)) at GFIJVH and an assessed loss balance of US$192.5 million (R2,422.2 million) (tax effect: US$57.8 million (R726.7 million)) at GFO.

During the September 2014 quarter, the South African Revenue Service ("SARS") issued a Finalisation of Audit Letter ("the Audit Letter") stating that SARS has restated GFIJVH's additional capital allowance balance reflected on its 2011 tax return from US$182.2 million (R2,292.0 million) to nil. The tax effect of this amount is R687.6 million (US$54.7 million), that being referred to above as the "additional capital allowance".

The additional capital allowance was claimed by GFIJVH in terms of section 36(11)(c) of the South African Income Tax Act, 1962 ("the Act"). The additional capital allowance provides an incentive for new mining development and only applies to unredeemed capital expenditure. The additional capital allowance allows a 12 per cent capital allowance over and above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12 per cent allowance on the mine's unredeemed capital expenditure balance brought forward, until the year that the mine starts earning mining taxable income (i.e. when all tax losses and unredeemed capital expenditure have been fully utilised).

In order to qualify for the additional capital allowance, South Deep must qualify as a "post-1990 gold mine" as defined in the Act. A "post-1990 gold mine", according to the Act, is defined as "a gold mine which, in the opinion of the Director-General: Mineral and Energy Affairs, is an independent workable proposition and in respect of which a mining authorisation for gold mining was issued for the first time after 14 March 1990".

During 1999, the Director-General: Minerals and Energy Affairs ("DME") and SARS confirmed, in writing, that GFIJVH is a "post-1990 gold mine" as defined, and therefore qualified for the additional capital allowance. Relying on these representations, GFIJVH subsequently filed its tax returns on this basis, as was confirmed by the DME and SARS.

In the Audit Letter, SARS stated that both the DME and SARS erred in issuing the confirmations as mentioned above and that GFIJVH does not qualify as a "post-1990 gold mine" and therefore does not qualify for the additional capital allowance.

The Group has taken legal advice on the matter and was advised by external Senior Counsel that SARS should not be allowed to disallow the claiming of the additional capital allowance. GFIJVH has in the meantime not only formally appealed against the position taken by SARS, but also filed an application in the High Court and will vigorously defend its position. No resolution was achieved during the year as the Tax Court allowed SARS to amend its grounds of assessment in the days leading up to the commencement of the trial. Consequently the Tax Court proceedings could not be completed in the time allotted for the hearing. The continuance of the Tax Court hearing is expected to take place during 2019.

The Group is currently reviewing all its legal remedies, which include approaching the High Court for a declaratory order.

Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

CREDIT FACILITIES SUCCESSFULLY REFINANCED

A$500 million Revolving Credit Facility

On 24 May 2017, Gruyere Holdings entered into a A$500 million revolving credit facility which became available on 13 June 2017 with a syndicate of international banks and financial institutions at an interest rate of Australian BBSY +235 basis points. The purpose of this facility is to finance capital expenditure in respect of the Gruyere Gold Project and to fund general working capital requirements. The final maturity date of this facility is three years from the agreement date, namely 13 June 2020.

US$100 million Senior Secured Revolving Credit Facility

On 12 June 2017, Gold Fields Ghana Limited and Abosso Goldfields Limited entered into a US$100 million senior secured revolving credit facility with the Standard Bank of South Africa Limited (acting through its Isle of Man branch) which became available on 17 July 2017. The purpose of this facility was (i) to refinance the outstanding balance of US$45 million under the US$70 million senior secured revolving credit facility (which matured on 17 July 2017); (ii) to finance working capital requirements; (iii) for general corporate purposes; and (iv) for capital expenditure purposes of each borrower. The final maturity date of this facility is three years from the financial close date, namely 17 July 2020.

ASSET IMPAIRMENTS AND WRITE-OFFS AND REVERSALS OF IMPAIRMENT

Asset impairments and write-offs recognised by the Group during 2017 include:

- Impairment of R3.495 billion (US$278 million) in respect of the South Deep cash-generating unit. The impairment calculation is based on the 2017 life of mine plan using the following assumptions:
  - Gold price of R525,000 per kilogram;
  - Resource price of US$17 per ounce at a Rand/Dollar exchange rate of R12.58;
  - Resource ounces of 29.0 million ounces;
  - Life of mine: 77 years; and
  - Discount rate: 13.5 per cent nominal.
  The impairment is due to a reduction in the gold price assumptions, a lower resource price and a deferral of production.
- Write-off of mining assets of US$11 million; and
- Impairment of investments of US$4 million.

This was partially offset by:

- Reversal of the impairment of US$53 million in respect of the Cerro Corona cash-generating unit. The impairment calculation is based on the 2017 life of mine plan using the following assumptions:
  - Gold price 2018: US$1,200 per ounce, 2019 onwards: US$1,300 per ounce;
  - Copper price 2018: US$2.50 per pound, 2019 onwards: US$2.80 per pound;
  - Resource price US$41 per ounce;
  - Life of mine: 13 years; and
  - Discount rate: 4.8 per cent.

  The reversal of the impairment is as a result of the completion of a pre-feasibility study in 2017 extending the life of mine from 2023 to 2030 by optimising the tailings density and increasing tailings capacity by using in-pit tailings after mining activities end; and

- Reversal of the APP impairment (US$39 million) given the recent sale to a Finnish subsidiary of private equity fund CD Capital Natural Resources Fund III. APP has been disclosed as an asset held for sale.

Darlot sale completed

Gold Fields sold the Darlot mine in Western Australia, through a wholly owned subsidiary, to ASX-listed Red 5 Limited for a total consideration of A$18.5 million, comprising A$12 million in cash and 130 million Red 5 shares. The cash component was made up of an upfront amount of A$7 million which could be converted into participation in a Red 5 rights issue and A$5 million deferred for up to 24 months. The deferred consideration may be taken as additional shares in Red 5 or as cash at Gold Fields' election. The gain on disposal of Darlot was A$31 million (US$24 million).

The sale of Darlot was completed on 2 October 2017. Gold Fields received the relevant cash consideration (converted into participation in a rights issue) as well as the issue of the Red 5 shares as part of the consideration. Gold Fields participated in the rights issue by Red 5 and received 117 million additional shares valued at A$6 million (US$5 million). Gold Fields has a 19.9% shareholding in Red 5 with a market value of A$15 million (US$11 million).

Darlot has been disclosed as a discontinued operation and as a result the 2016 comparative amounts in the income statement and statement of cash flows have been restated.

SEGMENT REPORTING

The net (loss)/profit per the income statement reconciles to the net (loss)/profit in the segmental operating and financial results as follows:

2017	**US$'m**
Net (loss)/profit	(24.0)
- Operating segments	381.9
- Corporate and projects	(406.0)

2016	**US$'m**
Net profit /(loss)	173.9
- Operating segments	271.9
- Corporate and projects	(98.0)

ADDITIONAL NOTES INCLUDE

- Hedging/derivatives on page 22;
- Debt maturity ladder on page 23; and
- Reconciliation of headline earnings with net earnings on page 24.

The preliminary financial statements are presented on a condensed consolidated basis

Income statement

Figures are in millions unless otherwise stated

		UNITED STATES DOLLAR	
		Year ended	
		Dec 2017 (Reviewed)	Dec 2016 Restated (Audited)
Revenue		**2,761.8**	2,666.4
Operating costs, net		**(1,357.0)**	(1,329.8)
– Operating costs		**(1,426.5)**	(1,375.7)
– Gold inventory change		**69.5**	45.9
Amortisation and depreciation		**(771.3)**	(664.8)
Net operating profit		**633.5**	**671.8**
Net interest expense		**(62.7)**	(59.1)
Share of results of equity accounted investees after taxation		**(1.3)**	(2.3)
Loss on foreign exchange		**(3.5)**	(6.4)
Gain on financial instruments		**34.4**	14.4
Share-based payments		**(26.8)**	(14.0)
Long-term incentive plan		**(5.0)**	(10.5)
Other		**(43.7)**	(48.2)
Exploration and project expenses		**(109.8)**	(86.1)
Profit before royalties, taxation and non-recurring items		**415.1**	459.6
Non-recurring items		**(223.9)**	(17.2)
Profit before royalties and taxation		**191.2**	442.4
Royalties		**(62.0)**	(78.4)
Profit before taxation		**129.2**	364.0
Mining and income taxation		**(166.3)**	(191.5)
– Normal taxation		**(204.7)**	(204.2)
– Deferred taxation		**38.4**	12.7
Net (loss)/ profit from continuing operations		**(37.1)**	172.5
Net profit from discontinued operations, net of tax		**13.1**	1.2
Net (loss)/profit		**(24.0)**	173.7
Attributable to:			
– Owners of the parent		**(35.0)**	162.8
– Non-controlling interest holders		**11.0**	10.9
Non-recurring items:			
Profit on sale of investments		**-**	2.3
Profit on sale of assets		**4.0**	48.0
Restructuring costs		**(9.2)**	(11.7)
Silicosis provision raised		**(30.2)**	-
Reversal of impairments		**92.4**	-
Impairment of investments and assets		**(292.6)**	(76.5)
Other		**11.7**	20.7
Total non-recurring items		**(223.9)**	(17.2)
Taxation on items above		**(3.7)**	12.0
Non-recurring deferred taxation items (non-cash)		**6.2**	(29.6)
Net non-recurring items after tax		**(221.4)**	(34.8)
Net (loss)/earnings from continuing operations attributable to owners of the parent		**(48.1)**	161.6
Basic (loss)/earnings per share (cents) from continuing operations		**(6)**	20
Diluted (loss)/earnings per share (cents) from continuing operations		**(6)**	20
Net earnings from discontinued operations attributable to owners of the parent		**13.1**	1.2
Basic earnings per share (cents) from discontinued operations		**2**	-
Diluted earnings per share (cents) from discontinued operations		**2**	-
Headline earnings from continuing operations		**196.0**	202.9
Headline earnings per share (cents) from continuing operations		**24**	25
Diluted headline earnings per share (cents) from continuing operations		**24**	25
Headline (loss)/earnings from discontinued operations		**(2.4)**	5.5
Headline earnings per share (cents) from discontinued operations		**-**	1
Diluted headline earnings per share (cents) from discontinued operations		**-**	1
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations – continuing operations		**141.0**	189.9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations (cents) – continuing operations		**17**	24
Net (loss)/earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations – discontinued operations		**(3.5)**	1.0
Net (loss)/earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations (cents) – discontinued operations		**-**	-
US dollar/South African rand conversion rate		**13.33**	14.70
US dollar/Australian dollar conversion rate		**0.77**	0.75
Gold equivalent sold – managed continuing operations	eq oz (000)	**2,193**	2,150
Gold equivalent sold – managed discontinued operation	eq oz (000)	**39**	66
Gold equivalent price received	US$/eq oz	**1,255**	1,240

The condensed consolidated financial statements have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet Ilarionova, the Group's Financial Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Figures may not add as they are rounded independently.

Statement of comprehensive income
Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Year ended	
	Dec 2017 (Reviewed)	Dec 2016 (Audited)
Net (loss)/profit	**(24.0)**	173.7
Other comprehensive income, net of tax[#]	**279.2**	121.4
Marked-to-market valuation of listed investments	**(0.7)**	(8.3)
Foreign currency translation adjustments and other	**279.9**	129.7
Total comprehensive income	**255.2**	295.1
Attributable to:		
– Owners of the parent	**244.2**	284.2
– Non-controlling interest	**11.0**	10.9
	255.2	295.1

All items can be subsequently reclassified to the income statement.

Statement of financial position
Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Dec 2017 (Reviewed)	Dec 2016 (Audited)
Property, plant and equipment	**4,892.9**	4,547.8
Goodwill	**76.6**	317.8
Other non-current assets	**188.3**	177.3
Investments	**275.9**	190.4
Deferred taxation	**72.0**	48.7
Current assets	**1,114.4**	1,052.7
– Other current assets	**595.4**	499.6
– Cash and deposits	**479.0**	526.7
– Assets held for sale	**40.0**	26.4
Total assets	**6,620.1**	6,334.7
Shareholders' equity	**3,403.0**	3,189.6
Deferred taxation	**453.9**	465.5
Borrowings	**1,587.9**	1,504.9
Environmental rehabilitation provisions	**281.5**	283.1
Long-term incentive plan	**-**	23.6
Other long-term provisions	**39.8**	8.6
Current liabilities	**854.0**	859.4
– Other current liabilities	**660.4**	671.4
– Current portion of borrowings	**193.6**	188.0
Total equity and liabilities	**6,620.1**	6,334.7
US dollar/South African rand conversion rate	**12.58**	14.03
US dollar/Australian dollar conversion rate	**0.77**	0.72
Net debt	**1,302.5**	1,166.2

Hedging/Derivatives (Reviewed)

The Group's policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:

- to protect cash flows at times of significant expenditure;
- for specific debt servicing requirements; and
- to safeguard the viability of higher cost operations.

Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.

Derivative instruments*
Ghana – Oil hedge

In May 2017 and June 2017 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457 per metric tonne (equivalent to US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.80 per barrel.

At the reporting date, the mark to market value on the hedge was positive US$9 million.

Ghana – Gold Hedge

In January 2018, a total of 408,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,409 per ounce on the cap.

Australia – Oil hedge

In May 2017 and June 2017 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into, for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.92 per barrel.

At the reporting date, the mark to market value on the hedge was positive A$7 million (US$5 million).

Australia – Gold hedge

In April 2017 and June 2017, a combination of zero-cost collars and forward sales transactions were entered into for the period July 2017 to December 2017 for 295,000 ounces of gold. The average strike prices on the collars were A$1,696 per ounce on the floor and A$1,754 per ounce on the cap. The average forward price was A$1,720 per ounce.

At the reporting date, there were no open positions and the total realised gain was A$20 million (US$15 million).

South Africa – Gold hedge

In November 2017, a zero cost collar was entered into for the period January 2018 – December 2018 for 63,996 ounces of gold. The strike prices are R600,000 per kilogram on the floor and R665,621 per kilogram on the cap.

At the reporting date, the mark to market value on the hedge was positive R137 million (US$11 million).

Peru – Copper hedge

In July 2017, 8,250 tonnes of copper was hedged for the period August 2017 – December 2017 by entering into zero cost collars. The average floor price was US$5,867 per tonne and the average cap price was US$6,300 per tonne. The total realised loss was US$3 million.

In November 2017, further zero-cost collars were entered into for the period January 2018 – December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.

At the reporting date the mark to market value on the hedges was negative US$3 million.

---

*Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Statement of changes in equity

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2016 (Audited)	**3,622.5**	**(2,126.4)**	**1,570.9**	**122.6**	**3,189.6**
Total comprehensive income	–	279.2	(35.0)	11.0	**255.2**
(Loss)/profit for the year	–	–	(35.0)	11.0	**(24.0)**
Other comprehensive income	–	279.2	–	–	**279.2**
Dividends declared	–	–	(62.8)	(0.6)	**(63.4)**
Dividends advanced	–	–	–	(5.8)	**(5.8)**
Share-based payments from continuing operations	–	26.8	–	–	**26.8**
Share-based payments from discontinued operations	–	0.6	–	–	**0.6**
Balance as at 31 December 2017 (Reviewed)	**3,622.5**	**(1,819.8)**	**1,473.1**	**127.2**	**3,403.0**

	UNITED STATES DOLLAR				
	Share capital and premium	Other reserves	Retained earnings	Non-controlling interest	Total equity
Balance as at 31 December 2015 (Audited)	**3,471.0**	**(2,262.2)**	**1,447.3**	**111.9**	**2,768.0**
Total comprehensive income	–	121.4	162.8	10.9	**295.1**
Profit for the year	–	–	162.8	10.9	**173.7**
Other comprehensive income	–	121.4	–	–	**121.4**
Dividends declared	–	–	(39.2)	(0.2)	**(39.4)**
Share-based payments from continuing operations	–	14.0	–	–	**14.0**
Share-based payments from discontinued operations	–	0.4	–	–	**0.4**
Shares issued	151.5	–	–	–	**151.5**
Balance as at 31 December 2016 (Audited)	**3,622.5**	**(2,126.4)**	**1,570.9**	**122.6**	**3,189.6**

Debt maturity ladder (Reviewed)

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR			
	31 Dec 2017	31 Dec 2018	1 Jan 2019 to 31 Dec 2021	Total
Uncommitted loan facilities				
Rand million	1,650.0	–	–	**1,650.0**
US dollar million	–	–	–	**–**
Rand debt translated to dollar	131.2	–	–	**131.2**
Total (US$'m)	**131.2**	**–**	**–**	**131.2**
Committed loan facilities				
US dollar million	–	–	2,535.5	**2,535.5**
Rand million	–	1,500.0	1,000.0	**2,500.0**
A$ million	–	–	500.0	**500.0**
Rand debt translated to dollar	–	119.2	79.5	**198.7**
A$ debt translated to dollar	–	–	386.0	**386.0**
Total (US$'m)	**–**	**119.2**	**3,001.0**	**3,120.2**
Total (US$'m) – Uncommitted and committed loan facilities	131.2	119.2	3,001.0	**3,251.4**
Utilisation – Uncommitted loan facilities				
Rand million	1,435.0	–	–	**1,435.0**
US dollar million	–	–	–	**–**
Rand debt translated to dollar	114.1	–	–	**114.1**
Total (US$'m)	**114.1**	**–**	**–**	**114.1**
Utilisation – Committed loan facilities (including US$ bond)				
US dollar million	–	-	1,356.4	**1,356.4**
Rand million	–	1,000.0	–	**1,000.0**
A$ million	–	–	300.0	**300.0**
Rand debt translated to dollar	–	79.5	–	**79.5**
A$ debt translated to dollar	–	–	231.6	**231.6**
Total (US$'m)	**-**	**79.5**	**1,587.9**	**1,667.4**
Total (US$'m) – Utilisation – Uncommitted and committed loan facilities	**114.1**	**79.5**	**1,587.9**	**1,781.5**

Exchange rate: US$1 = R12.58 and US$1 = A$0.77 being the closing rates for year ended December 2017.

Statement of cash flows

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Year ended	
	Dec 2017 (Reviewed)	Dec 2016 Restated (Audited)
Cash flows from operating activities	**831.6**	956.9
Profit before royalties, tax and non-recurring items	**415.1**	459.6
Non-recurring items	**(223.9)**	(17.2)
Amortisation and depreciation	**771.3**	664.8
South Deep BEE dividend	**(1.5)**	(1.3)
Payment of long-term incentive plan	**(11.5)**	-
Change in working capital	**(69.4)**	(2.3)
Royalties and taxation paid	**(305.5)**	(232.0)
Other non-cash items	**250.2**	63.8
Cash generated by continuing operations	**824.8**	935.4
Cash generated by discontinued operations	**6.8**	21.5
Dividends paid/advanced	**(69.2)**	(39.4)
Owners of the parent	**(62.8)**	(39.2)
Non-controlling interest holders	**(6.4)**	(0.2)
Cash flows from investing activities	**(908.6)**	(867.9)
Capital expenditure – additions	**(833.6)**	(628.5)
Capital expenditure – proceeds on disposal	**23.2**	2.3
Purchase of Gruyere Gold project assets	**-**	(197.1)
Purchase of investments	**(80.1)**	(12.7)
Proceeds on disposal of Darlot	**5.4**	-
Proceeds on disposal of investments	**-**	4.4
Environmental payments	**(16.7)**	(14.8)
Cash utilised in continuing operations	**(901.8)**	(846.4)
Cash utilised in discontinued operations	**(6.8)**	(21.5)
Cash flows from financing activities	**84.2**	37.0
Loans received	**779.7**	1,298.7
Loans repaid	**(695.5)**	(1,413.2)
Proceeds on issue of shares	**-**	151.5
Cash generated by continuing operations	**84.2**	37.0
Cash generated by discontinued operations	**-**	-
Net cash (outflow)/inflow	**(62.0)**	86.6
Net cash (outflow)/inflow from continuing operations	**(62.0)**	86.6
Net cash inflow from discontinued operations	**-**	-
Effect of exchange fluctuations on cash held	**14.3**	0.1
Cash at beginning of year	**526.7**	440.0
Cash at end of year	**479.0**	526.7
Cash flow for continuing operations from operating activities less net capital expenditure and environmental payments	**(2.3)**	294.4

Reconciliation of headline earnings with net earnings

Figures are in millions unless otherwise stated

	UNITED STATES DOLLAR	
	Year ended	
	Dec 2017 (Reviewed)	Dec 2016 (Audited)
Net (loss)/earnings from continuing operations attributable to owners of the parent	**(48.1)**	161.6
Profit on sale of investments	**-**	(2.3)
Reversal of impairment	**(92.4)**	-
Profit on sale of assets	**(4.0)**	(48.0)
Taxation effect on sale of assets	**1.2**	7.0
Impairment of investments and assets and other	**344.1**	117.9
Taxation on impairment of investments and assets	**(4.8)**	(33.3)
Headline earnings from continuing operations	**196.0**	202.9
Headline earnings per share – cents	**24**	25

Based on headline earnings as given above divided by 820,611,806 (December 2016 – 809,889,990) being the weighted average number of ordinary shares in issue.

Segmental operating and financial results

| | | | | UNITED STATES DOLLAR | | | | |
| | | | | South Africa Region | West Africa Region | | | South America Region |
		Total Mine Operations	Total Mine Continuing Operations	South Deep	Ghana Total	Tarkwa	Damang	Peru Cerro Corona
OPERATING RESULTS (Unreviewed)								
Ore milled/treated	Year 2017	34,492	34,154	2,081	18,117	13,527	4,590	6,796
(000 tonnes)	Year 2016	34,222	33,768	2,248	17,876	13,608	4,268	6,977
Yield	Year 2017	2.0	2.0	4.2	1.2	1.3	1.0	1.4
(grams per tonne)	Year 2016	2.0	2.0	4.0	1.2	1.3	1.1	1.2
Gold produced	Year 2017	2,232.5	2,193.3	281.3	710.0	566.4	143.6	306.7
(000 managed equivalent ounces)	Year 2016	2,218.7	2,152.3	290.4	715.8	568.1	147.7	270.2
Gold sold	Year 2017	2,240.2	2,201.1	281.8	710.0	566.4	143.6	313.8
(000 managed equivalent ounces)	Year 2016	2,216.4	2,150.0	289.4	715.8	568.1	147.7	268.9
Gold price received (dollar per	Year 2017	1,255	1,255	1,256	1,255	1,255	1,255	1,252
equivalent ounce)	Year 2016	1,241	1,240	1,238	1,247	1,246	1,242	1,199
Operating costs	Year 2017	43	42	147	26	26	26	22
(dollar per tonne)	Year 2016	42	41	121	27	25	32	21
All-in sustaining costs	Year 2017	945	936	1,340	958	940	1,027	203
(dollar per ounce)	Year 2016	873	964	1,207	1,020	959	1,254	499
Total all-in cost	Year 2017	1,008	1,000	1,400	1,119	940	1,827	203
(dollar per ounce)	Year 2016	977	968	1,234	1,020	959	1,254	499
FINANCIAL RESULTS (Reviewed) (MILLION)								
Revenue	Year 2017	2,810.8	2,761.8	354.1	891.1	710.8	180.3	392.9
	Year 2016	2,749.5	2,666.3	358.2	892.3	708.9	183.4	322.3
Net operating costs	Year 2017	(1,403.8)	(1,356.6)	(304.7)	(428.2)	(306.0)	(122.2)	(154.3)
	Year 2016	(1,388.6)	(1,330.9)	(271.6)	(463.4)	(327.3)	(136.1)	(139.9)
– Operating costs	Year 2017	(1,472.4)	(1,426.1)	(306.3)	(469.4)	(348.0)	(121.3)	(151.2)
	Year 2016	(1,434.1)	(1,376.8)	(272.3)	(481.2)	(344.7)	(136.4)	(143.7)
– Gold inventory change	Year 2017	68.6	69.5	1.5	41.1	42.0	(0.9)	(3.1)
	Year 2016	45.5	45.9	0.7	17.8	17.5	0.4	3.8
Amortisation of mining assets	Year 2017	(772.1)	(768.6)	(74.2)	(242.3)	(220.0)	(22.3)	(130.9)
	Year 2016	(670.7)	(670.7)	(71.5)	(202.2)	(184.4)	(17.8)	(115.6)
Other expenses	Year 2017	(91.8)	(89.5)	(7.8)	(16.3)	(9.2)	(7.1)	(21.6)
	Year 2016	(93.9)	(93.9)	3.7	(20.1)	(14.7)	(5.4)	(20.5)
Profit/(loss) before royalties and	Year 2017	543.1	547.0	(32.7)	204.3	175.6	28.7	86.2
taxation	Year 2016	596.2	570.8	18.8	206.5	182.4	24.1	46.4
Royalties, mining and	Year 2017	(234.0)	(227.3)	(9.1)	(82.7)	(80.3)	(2.4)	(41.4)
income taxation	Year 2016	(259.0)	(259.0)	(7.8)	(74.4)	(65.3)	(9.2)	(52.0)
– Normal taxation	Year 2017	(209.5)	(207.2)	–	(58.0)	(58.0)	–	(50.8)
	Year 2016	(194.0)	(194.0)	–	(52.4)	(52.4)	–	(45.9)
– Royalties	Year 2017	(63.1)	(62.0)	(1.8)	(27.1)	(21.7)	(5.5)	(5.3)
	Year 2016	(80.4)	(80.4)	(1.8)	(44.6)	(35.4)	(9.2)	(4.6)
– Deferred taxation	Year 2017	38.6	41.9	10.9	2.5	(0.6)	3.1	14.7
	Year 2016	(15.3)	(15.3)	(6.0)	22.6	22.6	–	(1.5)
Profit/(loss) before non-recurring	Year 2017	309.1	319.7	(23.4)	121.6	95.4	26.3	44.9
items	Year 2016	337.2	311.8	10.9	132.1	117.2	14.9	(5.6)
Non-recurring items	Year 2017	72.8	49.3	(1.8)	(15.9)	(10.0)	(5.9)	52.6
	Year 2016	(65.3)	(65.3)	2.1	(19.6)	(0.2)	(19.4)	(67.5)
Net profit/(loss)	Year 2017	381.9	369.0	(25.3)	105.8	85.4	20.4	97.4
	Year 2016	271.9	246.4	13.0	112.5	116.9	(4.5)	(73.1)
Capital expenditure	Year 2017	(752.7)	(745.9)	(82.4)	(312.8)	(180.6)	(132.1)	(34.0)
	Year 2016	(648.6)	(627.2)	(77.9)	(206.3)	(168.4)	(37.9)	(42.8)

Average exchange rates were US$1 = R13.33 for 2017 and US$1 = R14.70 for 2016.

The Australian/US dollar exchange rates were A$1 = US$0.77 for 2017 and A$1 = US$0.75 for 2016.

Figures may not add as they are rounded independently.

Segmental operating and financial results

		UNITED STATES DOLLAR				AUSTRALIAN DOLLAR				SOUTH AFRICAN RAND	UNITED STATES DOLLAR	AUST-RALIAN DOLLAR
			Australia Region				Australia Region			South Africa Region	Australia Region	Australia Region
			Continuing				Continuing				Discontinued	Discontinued
		Total	St Ives	Agnew/ Lawlers	Granny Smith	Total	St Ives	Agnew/ Lawlers	Granny Smith	South Deep	Darlot	Darlot
OPERATING RESULTS (Unreviewed)												
Ore milled/treated	**Year 2017**	**7,159**	**4,198**	**1,235**	**1,726**	**7,159**	**4,198**	**1,235**	**1,726**	**2,081**	**338**	**338**
(000 tonnes)	Year 2016	6,668	4,046	1,176	1,446	6,668	4,046	1,176	1,446	2,248	454	454
Yield	**Year 2017**	**3.9**	**2.7**	**6.1**	**5.2**	**3.9**	**2.7**	**6.1**	**5.2**	**4.2**	**3.6**	**3.6**
(grams per tonne)	Year 2016	4.1	2.8	6.1	6.1	4.1	2.8	6.1	6.1	4.0	4.6	4.6
Gold produced	**Year 2017**	**895.4**	**363.9**	**241.2**	**290.3**	**895.4**	**363.9**	**241.2**	**290.3**	**8,748**	**39.2**	**39.2**
(000 managed equivalent ounces)	Year 2016	875.9	362.9	229.3	283.8	875.9	362.9	229.3	283.8	9,032	66.4	66.4
Gold sold	**Year 2017**	**895.4**	**363.9**	**241.2**	**290.3**	**895.4**	**363.9**	**241.2**	**290.3**	**8,766**	**39.2**	**39.2**
(000 managed equivalent ounces)	Year 2016	875.9	362.9	229.3	283.8	875.9	362.9	229.3	283.8	9,001	66.4	66.4
Gold price received	**Year 2017**	**1,255**	**1,257**	**1,254**	**1,253**	**1,640**	**1,642**	**1,639**	**1,638**	**538,344**	**1,252**	**1,637**
(dollar per equivalent ounce)	Year 2016	1,248	1,246	1,245	1,252	1,674	1,674	1,670	1,682	584,894	1,252	1,679
Operating costs	**Year 2017**	**70**	**45**	**125**	**91**	**91**	**58**	**164**	**119**	**1,962**	**137**	**179**
(dollar per tonne)	Year 2016	72	48	124	98	96	64	166	131	1,781	126	169
All-in sustaining costs	**Year 2017**	**926**	**916**	**977**	**896**	**1,210**	**1,198**	**1,276**	**1,171**	**574,406**	**1,432**	**1,874**
(dollar per ounce)	Year 2016	917	949	971	834	1,231	1,273	1,301	1,119	570,303	1,238	1,662
Total all-in-cost	**Year 2017**	**926**	**916**	**977**	**896**	**1,210**	**1,198**	**1,276**	**1,171**	**600,109**	**1,432**	**1,874**
(dollar per ounce)	Year 2016	917	949	971	834	1,231	1,273	1,301	1,119	583,059	1,238	1,662
FINANCIAL RESULTS (Reviewed) (MILLION)												
Revenue	**Year 2017**	**1,123.7**	**457.3**	**302.6**	**363.8**	**1,468.5**	**597.6**	**395.4**	**475.5**	**4,719.8**	**49.0**	**64.1**
	Year 2016	1,093.6	452.3	285.4	355.8	1,466.7	606.6	382.9	477.3	5,264.9	83.1	111.5
Net operating costs	**Year 2017**	**(469.4)**	**(158.6)**	**(150.4)**	**(160.3)**	**(613.4)**	**(207.3)**	**(196.6)**	**(209.5)**	**(4,061.9)**	**(47.1)**	**(61.7)**
	Year 2016	(456.1)	(181.8)	(140.5)	(133.8)	(611.7)	(243.8)	(188.5)	(179.4)	(3,992.5)	(57.7)	(77.4)
– Operating costs	**Year 2017**	**(499.3)**	**(187.6)**	**(154.9)**	**(156.8)**	**(652.5)**	**(245.2)**	**(202.5)**	**(204.9)**	**(4,082.5)**	**(46.3)**	**(60.5)**
	Year 2016	(479.6)	(192.8)	(145.7)	(141.4)	(643.2)	(258.5)	(195.4)	(189.3)	(4,002.9)	(57.3)	(76.9)
– Gold inventory change	**Year 2017**	**29.9**	**29.0**	**4.5**	**(3.6)**	**39.1**	**37.9**	**5.9**	**(4.7)**	**20.6**	**(0.9)**	**(1.1)**
	Year 2016	23.5	11.1	5.1	7.4	31.5	14.7	6.9	9.9	10.5	(0.4)	(0.6)
Amortisation of mining assets	**Year 2017**	**(321.3)**				**(420.3)**				**(989.2)**	**(3.5)**	**(4.2)**
	Year 2016	(266.9)				(358.0)				(1,051.4)	(14.4)	(19.3)
Other expenses	**Year 2017**	**(43.8)**				**(57.2)**				**(104.2)**	**(2.1)**	**(3.0)**
	Year 2016	(49.7)				(66.6)				54.7	(7.4)	(9.9)
Profit/(loss) before royalties and taxation	**Year 2017**	**289.2**				**377.5**				**(435.5)**	**(3.7)**	**(4.7)**
	Year 2016	299.1				406.1				275.7	3.6	4.9
Royalties, mining and income taxation	**Year 2017**	**(112.4)**				**(146.6)**				**(121.2)**	**(6.7)**	**(9.0)**
	Year 2016	(124.7)				(163.7)				(115.2)	(2.6)	(3.6)
– Normal taxation	**Year 2017**	**(98.4)**				**(128.6)**				**–**	**(2.3)**	**(3.0)**
	Year 2016	(95.7)				(127.6)				–	(0.5)	(0.7)
– Royalties	**Year 2017**	**(27.8)**				**(36.3)**				**(23.6)**	**(1.1)**	**(1.5)**
	Year 2016	(27.3)				(39.4)				(26.3)	(2.0)	(2.7)
– Deferred taxation	**Year 2017**	**13.8**				**18.2**				**144.8**	**(3.3)**	**(4.5)**
	Year 2016	0.4				0.6				(88.9)	(0.1)	(0.2)
Profit/(loss) before non-recurring items	**Year 2017**	**176.8**				**230.9**				**(314.2)**	**(10.4)**	**(14.7)**
	Year 2016	172.8				232.6				160.5	1.0	1.3
Non-recurring items	**Year 2017**	**14.4**				**18.7**				**(23.5)**	**23.5**	**30.8**
	Year 2016	19.5				26.3				30.5	0.2	0.2
Net profit/(loss)	**Year 2017**	**191.2**				**249.7**				**(337.6)**	**13.1**	**17.1**
	Year 2016	192.9				258.8				191.1	1.2	1.5
Capital expenditure	**Year 2017**	**(316.9)**	**(156.2)**	**(73.7)**	**(87.0)**	**(414.1)**	**(204.1)**	**(96.2)**	**(113.8)**	**(1,098.8)**	**(6.8)**	**(8.9)**
	Year 2016	(300.2)	(140.0)	(70.0)	(90.3)	(402.7)	(187.8)	(93.8)	(121.1)	(1,144.5)	(21.4)	(28.7)

\#   As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.

1   For Australia, all financial numbers are in Australian dollar.

2   For South Africa, all financial numbers are in Rand and Rand per kilogram. Figures may not add as they are rounded independently.

All-in costs (Unreviewed)

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

				UNITED STATES DOLLAR				
				South Africa Region	West Africa Region			South America Region
						Ghana		Peru
		Total Group Operations	Total Mine Continuing Operations	South Deep	Total	Tarkwa	Damang	Cerro Corona
Operating costs[1]	Year 2017	(1,472.8)	(1,426.5)	(306.3)	(469.4)	(348.0)	(121.3)	(151.2)
	Year 2016	(1,433.0)	(1,375.7)	(272.3)	(481.2)	(344.7)	(136.4)	(143.7)
Gold inventory change	Year 2017	68.6	69.5	1.5	41.1	42.0	(0.9)	(3.1)
	Year 2016	45.5	45.9	0.7	17.8	17.5	0.4	3.8
Royalties	Year 2017	(63.1)	(62.0)	(1.8)	(27.1)	(21.7)	(5.5)	(5.3)
	Year 2016	(80.4)	(78.4)	(1.8)	(44.6)	(35.4)	(9.2)	(4.6)
Realised gains/losses on commodity cost hedges	Year 2017	1.3	1.3	–	0.8	0.8	–	–
	Year 2016	(1.6)	(1.6)	–	–	–	–	–
Community/social responsibility costs	Year 2017	(20.2)	(20.2)	(2.0)	(11.5)	(11.1)	(0.4)	(6.7)
	Year 2016	(15.3)	(15.3)	(1.2)	(5.4)	(5.1)	(0.3)	(8.7)
Non-cash remuneration – share-based payments	Year 2017	(27.4)	(26.8)	(3.5)	(6.1)	(4.8)	(1.3)	(3.6)
	Year 2016	(14.4)	(13.9)	(2.3)	(2.8)	(2.5)	(0.3)	(2.0)
Cash remuneration (long-term employee benefits)	Year 2017	(5.1)	(5.0)	(0.5)	(1.4)	(1.1)	(0.3)	(0.7)
	Year 2016	(11.0)	(10.4)	(2.4)	(3.7)	(3.0)	(0.8)	(1.8)
Other	Year 2017	(10.8)	(10.8)	–	–	–	–	(1.0)
	Year 2016	(12.8)	(12.8)	–	–	–	–	(0.9)
By-product credits	Year 2017	178.7	178.6	0.6	(0.8)	(0.9)	0.1	177.8
	Year 2016	134.1	133.8	0.5	1.6	1.5	0.1	130.6
Rehabilitation amortisation and interest	Year 2017	(23.0)	(22.6)	(0.2)	(7.7)	(7.0)	(0.7)	(5.8)
	Year 2016	(23.5)	(23.3)	(0.4)	(5.5)	(4.8)	(0.7)	(3.9)
Sustaining capital expenditure	Year 2017	(623.9)	(614.2)	(65.5)	(197.8)	(180.6)	(17.2)	(34.0)
	Year 2016	(640.8)	(619.4)	(70.1)	(206.3)	(168.4)	(37.9)	(42.8)
All-in sustaining costs[2]	Year 2017	(1,997.8)	(1,938.9)	(377.7)	(679.8)	(532.4)	(147.5)	(33.5)
	Year 2016	(2,053.2)	(1,971.0)	(349.3)	(730.2)	(545.0)	(185.2)	(74.0)
Exploration, feasibility and evaluation costs	Year 2017	(59.9)	(59.9)	–	–	–	–	–
	Year 2016	(47.1)	(47.1)	–	–	–	–	-
Non-sustaining capital expenditure	Year 2017	(216.5)	(219.3)	(16.9)	(114.9)	–	(114.9)	–
	Year 2016	(9.1)	(9.1)	(7.8)	–	–	–	–
Total all-in cost[3]	Year 2017	(2,274.2)	(2,218.1)	(394.6)	(794.7)	(532.4)	(262.4)	(33.5)
	Year 2016	(2,109.4)	(2,027.2)	(357.1)	(730.2)	(545.0)	(185.2)	(74.0)
Total all-in sustaining cost	Year 2017	(1,997.8)	(1,938.9)	(377.7)	(679.8)	(532.4)	(147.5)	(33.5)
	Year 2016	(2,053.6)	(1,971.0)	(349.3)	(730.2)	(545.0)	(185.2)	(74.0)
Gold only ounces sold – (000 ounces)	Year 2017	2,091.1	2,051.9	281.8	710.0	566.4	143.6	164.7
	Year 2016	2,096.8	2,030.3	289.4	715.8	568.1	147.7	149.1
AISC per ounce of gold sold US$/oz	Year 2017	955	945	1,340	958	940	1,027	203
	Year 2016	980	972	1,207	1,020	959	1,254	499
Total all-in cost	Year 2017	(2,274.2)	(2,218.1)	(394.6)	(794.7)	(532.4)	(262.4)	(33.5)
	Year 2016	(2,109.4)	(2,027.2)	(357.1)	(730.2)	(545.0)	(185.2)	(74.0)
Gold only ounces sold – (000 ounces)	Year 2017	2,091.1	2,051.9	281.8	710.0	566.4	143.6	164.7
	Year 2016	2,096.8	2,030.2	289.4	715.9	568.1	147.7	149.1
AIC per ounce of gold sold US$/oz	Year 2017	1,088	1,081	1,400	1,119	940	1,827	203
	Year 2016	1,006	998	1,234	1,020	959	1,254	499

All-in costs (Unreviewed)
World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

			UNITED STATES DOLLAR				
				Australia Region			Australia Region
		Total Mine Continuing Operations		Continuing		Corporate and projects	Discontinued
			St Ives	Agnew/ Lawlers	Granny Smith		Darlot
Operating costs[1]	Year 2017	(499.3)	(187.6)	(154.9)	(156.8)	(0.4)	(46.3)
	Year 2016	(479.6)	(192.8)	(145.7)	(141.1)	1.1	(57.3)
Gold inventory change	Year 2017	29.9	29.0	4.5	(3.6)	–	(0.9)
	Year 2016	23.5	11.0	5.1	7.4	–	(0.4)
Royalties	Year 2017	(27.9)	(11.1)	(7.6)	(9.0)	–	(1.1)
	Year 2016	(27.3)	(11.5)	(7.1)	(8.8)	–	(2.0)
Realised gains/losses on commodity cost hedges	Year 2017	0.4	0.3	0.1	0.1	–	–
	Year 2016	(1.6)	(0.6)	(0.2)	(0.7)	–	(0.1)
Community/social responsibility costs	Year 2017	–	–	–	–	–	–
	Year 2016	–	–	–	–	–	–
Non-cash remuneration – share-based payments	Year 2017	(5.9)	(2.2)	(1.7)	(2.1)	(7.7)	(0.6)
	Year 2016	(3.2)	(1.5)	(0.8)	(0.9)	(3.6)	(0.4)
Cash remuneration (long-term employee benefits)	Year 2017	(1.9)	(0.7)	(0.5)	(0.7)	(0.5)	(0.1)
	Year 2016	(2.9)	(0.9)	(0.9)	(1.0)	0.5	(0.6)
Other	Year 2017	–	–	–	–	(9.8)	–
	Year 2016	–	–	–	–	(11.9)	–
By-product credits	Year 2017	1.0	0.6	0.3	0.1	–	0.1
	Year 2016	1.1	0.8	0.2	0.1	–	0.3
Rehabilitation amortisation and interest	Year 2017	(8.8)	(5.5)	(2.1)	(1.2)	–	(0.4)
	Year 2016	(13.5)	(8.9)	(3.2)	(1.4)	–	(0.2)
Sustaining capital expenditure	Year 2017	(316.9)	(156.2)	(73.7)	(87.0)	(2.8)	(6.8)
	Year 2016	(300.2)	(140.0)	(70.0)	(90.3)	–	(21.4)
All-in sustaining costs[2]	Year 2017	(829.4)	(333.5)	(235.7)	(260.1)	(21.2)	(56.1)
	Year 2016	(803.6)	(344.3)	(222.5)	(236.7)	(13.9)	(82.3)
Exploration, feasibility and evaluation costs	Year 2017	–	–	–	–	(59.9)	–
	Year 2016	–	–	–	–	(47.1)	–
Non-sustaining capital expenditure	Year 2017	–	–	–	–	(84.7)	–
	Year 2016	–	–	–	–	(1.3)	–
Total all-in cost[3]	Year 2017	(829.4)	(333.5)	(235.7)	(260.1)	(165.8)	(56.1)
	Year 2016	(803.6)	(344.3)	(222.5)	(236.7)	(62.0)	(82.3)
Total all-in sustaining cost	Year 2017	(829.4)	(333.5)	(235.7)	(260.1)	(21.2)	(56.1)
	Year 2016	(803.6)	(344.3)	(222.5)	(236.7)	(13.9)	(82.3)
Gold only ounces sold – (000 ounces)	Year 2017	895.4	363.9	241.2	290.3	–	39.2
	Year 2016	875.9	362.9	229.3	283.8	–	66.4
AISC per ounce of gold sold US$/oz	Year 2017	926	916	977	896	–	1,432
	Year 2016	917	949	971	834	–	1,238
Total all-in cost	Year 2017	(829.4)	(333.5)	(235.7)	(260.1)	(165.8)	(56.1)
	Year 2016	(803.6)	(344.3)	(222.5)	(236.7)	(62.0)	(82.3)
Gold only ounces sold – (000 ounces)	Year 2017	895.4	363.9	241.2	290.3	–	39.2
	Year 2016	875.9	362.9	229.3	283.8	–	66.4
AIC per ounce of gold sold US$/oz	Year 2017	926	916	977	896	–	1,432
	Year 2016	917	949	971	834	–	1,238

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold (Unreviewed)

World Gold Council Industry Standard

Figures are in US dollar million unless otherwise stated

				UNITED STATES DOLLAR				
				South Africa Region	West Africa Region			South America Region
						Ghana		Peru
		Total Group Operations	Total Mine Continuing Operations	South Deep	Total	Tarkwa	Damang	Cerro Corona
All-in sustaining costs	**Year 2017**	**(1,997.8)**	**(1,938.9)**	**(377.7)**	**(679.8)**	**(532.4)**	**(147.5)**	**(33.5)**
(per table on page 27)	Year 2016	(2,053.2)	(1,971.0)	(349.3)	(730.2)	(545.0)	(185.2)	(74.0)
Add back by-product credits	**Year 2017**	**(178.7)**	**(178.6)**	**(0.6)**	**0.8**	**0.9**	**(0.1)**	**(177.8)**
	Year 2016	(134.1)	(133.8)	(0.5)	(1.6)	(1.5)	(0.1)	(130.6)
All-in sustaining costs gross	**Year 2017**	**(2,176.5)**	**(2,117.5)**	**(378.3)**	**(679.1)**	**(531.5)**	**(147.6)**	**(211.3)**
of by-product credits	Year 2016	(2,187.3)	(2,104.8)	(349.8)	(731.7)	(546.5)	(185.2)	(204.6)
Gold equivalent ounces sold	**Year 2017**	**2,240.2**	**2,201.1**	**281.8**	**710.0**	**566.4**	**143.6**	**313.8**
	Year 2016	2,216.4	2,150.0	289.4	715.8	568.1	147.7	268.9
AISC gross of by-product	**Year 2017**	**972**	**962**	**1,342**	**956**	**938**	**1,028**	**673**
credits per equivalent ounce of gold – US$/eq oz	Year 2016	987	979	1,209	1,022	962	1,254	762
All-in costs	**Year 2017**	**(2,274.2)**	**(2,218.1)**	**(394.6)**	**(794.7)**	**(532.4)**	**(262.4)**	**(33.5)**
(per table on page 27)	Year 2016	(2,109.4)	(2,027.1)	(357.1)	(730.2)	(545.0)	(185.2)	(74.0)
Add back by-product credits	**Year 2017**	**(178.7)**	**(178.6)**	**(0.6)**	**0.8**	**0.9**	**(0.1)**	**(177.8)**
	Year 2016	(134.1)	(133.8)	(0.5)	(1.6)	(1.5)	(0.1)	(130.6)
All-in costs gross	**Year 2017**	**(2,452.9)**	**(2,396.7)**	**(395.2)**	**(794.0)**	**(531.5)**	**(262.5)**	**(211.3)**
of by-product credits	Year 2016	(2,243.5)	(2,161.0)	(357.6)	(731.7)	(546.5)	(185.2)	(204.6)
Gold equivalent ounces sold	**Year 2017**	**2,240.2**	**2,201.1**	**281.8**	**710.0**	**566.4**	**143.6**	**313.8**
	Year 2016	2,216.4	2,150.0	289.4	715.8	568.1	147.7	268.9
AIC gross of by-product	**Year 2017**	**1,095**	**1,089**	**1,402**	**1,118**	**938**	**1,828**	**673**
credits per equivalent ounce of gold – US$/eq oz	Year 2016	1,012	1,005	1,236	1,022	962	1,254	762

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold (Unreviewed)

World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated

			UNITED STATES DOLLAR				
			Australia Region				Australia Region
		Total Mine Continuing Operations	Continuing			Corporate and projects	Discontinued
			St Ives	Agnew/ Lawlers	Granny Smith		Darlot
All-in sustaining costs	**Year 2017**	**(829.4)**	**(333.5)**	**(235.7)**	**(260.1)**	**(21.2)**	**(56.1)**
(per table on page 28)	Year 2016	(803.6)	(344.3)	(222.5)	(236.7)	(13.9)	(82.3)
Add back by-product credits	**Year 2017**	**(1.0)**	**(0.6)**	**(0.3)**	**(0.1)**	**–**	**(0.1)**
	Year 2016	(1.1)	(0.8)	(0.2)	(0.1)	–	(0.3)
All-in sustaining costs gross	**Year 2017**	**(830.4)**	**(334.1)**	**(236.0)**	**(260.3)**	**(21.2)**	**(56.2)**
of by-product credits	Year 2016	(804.8)	(345.1)	(222.8)	(236.8)	(13.9)	(82.5)
Gold equivalent ounces sold	**Year 2017**	**895.4**	**363.9**	**241.2**	**290.3**	**–**	**39.2**
	Year 2016	875.9	362.9	229.3	283.8	–	66.4
AISC gross of by-product	**Year 2017**	**927**	**918**	**978**	**897**	**–**	**1,435**
credits per equivalent ounce	Year 2016	919	951	972	834	–	1,243
of gold – US$/eq oz							
All-in costs	**Year 2017**	**(829.4)**	**(333.5)**	**(235.7)**	**(260.1)**	**(165.8)**	**(56.1)**
(per table on page 28)	Year 2016	(803.6)	(344.3)	(222.5)	(236.7)	(13.9)	(82.3)
Add back by-product credits	**Year 2017**	**(1.0)**	**(0.6)**	**(0.3)**	**(0.1)**	**–**	**(0.1)**
	Year 2016	(1.1)	(0.8)	(0.2)	(0.1)	–	(0.3)
All-in costs gross	**Year 2017**	**(830.4)**	**(334.1)**	**(236.0)**	**(260.3)**	**(165.8)**	**(56.2)**
of by-product credits	Year 2016	(804.8)	(345.1)	(222.8)	(236.8)	(13.9)	(82.5)
Gold equivalent ounces sold	**Year 2017**	**895.4**	**363.9**	**241.2**	**290.3**	**–**	**39.2**
	Year 2016	875.9	362.9	229.3	283.8	–	66.4
AIC gross of by-product	**Year 2017**	**927**	**918**	**978**	**897**	**–**	**1,435**
credits per equivalent ounce	Year 2016	919	951	972	834	–	1,243
of gold – US$/eq oz							

Underground and surface (Unreviewed)

			UNITED STATES DOLLAR									
			South Africa Region	West Africa Region			South America Region	Australia Region				
				Ghana			Peru		Continuing			Discontinued
Imperial ounces, metric tonnes and grade	Total Mine Operations	Total Mine Continuing Operations	South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Granny Smith	Darlot
TONNES MINED (000 ORE TONNES)*												
– underground ore **Year 2017**	**5,108**	**4,775**	**1,421**	**–**	**–**	**–**	**–**	**3,355**	**484**	**1,174**	**1,699**	**333**
Year 2016	5,385	4,964	1,611	–	–	–	–	3,354	627	1,208	1,518	421
– underground waste **Year 2017**	**189**	**189**	**189**	**–**	**–**	**–**	**–**	**–**	**–**	**–**		**–**
Year 2016	111	111	111	–	–	–	–	–	–	–	–	–
– surface **Year 2017**	**31,099**	**31,099**	**–**	**20,032**	**16,703**	**3,329**	**7,085**	**3,982**	**3,981**	**–**	**–**	**–**
Year 2016	28,640	28,612	–	17,371	14,552	2,819	7,061	3,673	3,673	–	–	28
– total **Year 2017**	**36,396**	**36,063**	**1,610**	**20,032**	**16,703**	**3,329**	**7,085**	**7,338**	**4,465**	**1,174**	**1,699**	**333**
Year 2016	34,136	33,687	1,722	17,371	14,552	2,819	7,061	7,026	4,300	1,208	1,518	449
GRADE MINED (GRAMS PER TONNE)												
– underground ore **Year 2017**	**5.8**	**6.0**	**6.1**	**–**	**–**	**–**	**–**	**5.7**	**4.1**	**6.7**	**5.5**	**3.7**
Year 2016	6.1	6.2	5.8	–	–	–	–	6.2	5.1	6.3	6.6	5.0
– underground waste **Year 2017**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Year 2016	–	–	–	–	–	–	–	–	–	–	–	–
– surface **Year 2017**	**1.5**	**1.5**	**–**	**1.3**	**1.3**	**1.1**	**1.1**	**2.9**	**2.9**	**–**	**–**	**–**
Year 2016	1.5	1.5	–	1.4	1.4	1.3	1.1	2.6	2.6	–	–	0.7
– total **Year 2017**	**2.1**	**2.1**	**5.4**	**1.3**	**1.3**	**1.1**	**1.1**	**4.2**	**3.1**	**6.7**	**5.5**	**3.7**
Year 2016	2.3	2.2	5.4	1.4	1.4	1.3	1.1	4.3	2.9	6.3	6.6	4.7
GOLD MINED (000 OUNCES)												
– underground ore **Year 2017**	**927.3**	**887.6**	**268.9**	**–**	**–**	**–**	**–**	**618.7**	**64.2**	**253.8**	**300.7**	**39.7**
Year 2016	1,029.0	961.6	291.4	–	–	–	–	670.2	102.2	245.4	322.6	67.4
– surface **Year 2017**	**1,454.2**	**1,454.2**	**–**	**833.7**	**711.0**	**122.7**	**246.3**	**374.3**	**374.3**	**–**	**–**	**–**
Year 2016	1,308.4	1,307.3	–	765.3	645.9	119.4	238.8	301.9	301.9	–	–	1.2
– total **Year 2017**	**2,381.4**	**2,341.8**	**268.9**	**833.7**	**711.0**	**122.7**	**246.3**	**993.0**	**438.5**	**253.8**	**300.7**	**39.7**
Year 2016	2,337.4	2,268.9	291.4	765.3	645.9	119.4	238.8	972.2	404.2	245.4	322.6	68.5
ORE MILLED/TREATED (000 TONNES)												
– total milled **Year 2017**	**5,201**	**4,863**	**1,483**	**–**	**–**	**–**	**–**	**3,380**	**419**	**1,235**	**1,726**	**338**
Year 2016	5,311	4,882	1,633	–	–	–	–	3,249	628	1,176	1,445	428
– underground **Year 2017**	**165**	**165**	**165**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
waste Year 2016	107	107	107	–	–	–	–	–	–	–	–	–
– surface ore **Year 2017**	**29,126**	**29,126**	**433**	**18,117**	**13,527**	**4,590**	**6,796**	**3,779**	**3,779**	**–**	**–**	**–**
Year 2016	28,804	28,779	507	17,876	13,608	4,268	6,977	3,419	3,418	–	1	26
– total milled **Year 2017**	**34,492**	**34,154**	**2,081**	**18,117**	**13,527**	**4,590**	**6,796**	**7,159**	**4,198**	**1,235**	**1,726**	**338**
Year 2016	34,222	33,768	2,248	17,876	13,608	4,268	6,977	6,668	4,046	1,176	1,446	454
YIELD (GRAMS PER TONNE)												
– underground ore **Year 2017**	**6.1**	**6.3**	**5.9**	**–**	**–**	**–**	**–**	**7.2**	**3.9**	**8.8**	**7.6**	**3.6**
Year 2016	5.5	5.6	5.5	–	–	–	–	5.8	4.7	6.1	6.1	4.7
– underground waste **Year 2017**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Year 2016	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore **Year 2017**	**1.5**	**1.5**	**0.1**	**1.2**	**1.3**	**1.0**	**1.4**	**2.7**	**2.5**	**–**	**–**	**–**
Year 2016	1.4	1.4	0.1	1.2	1.3	1.1	1.1	2.4	2.4	–	–	1.5
– combined **Year 2017**	**2.0**	**2.0**	**4.2**	**1.2**	**1.3**	**1.0**	**1.4**	**3.9**	**2.7**	**8.8**	**7.6**	**3.6**
Year 2016	2.0	2.0	4.0	1.2	1.3	1.1	1.2	4.1	2.8	6.1	6.1	4.6
GOLD PRODUCED (000 OUNCES)												
– underground ore **Year 2017**	**760.9**	**721.8**	**280.0**	**–**	**–**	**–**	**–**	**441.8**	**49.1**	**241.2**	**290.3**	**39.2**
Year 2016	963.0	897.8	289.2	–	–	–	–	608.6	95.5	229.4	283.8	65.2
– underground waste **Year 2017**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Year 2016	–	–	–	–	–	–	–	–	–	–	–	–
– surface ore **Year 2017**	**1,471.6**	**1,471.6**	**1.2**	**710.0**	**566.4**	**143.6**	**306.7**	**453.6**	**314.8**	**–**	**–**	**–**
Year 2016	1,255.8	1,254.5	1.2	715.8	568.1	147.7	270.2	267.3	267.4	–	–	1.2
– total **Year 2017**	**2,232.5**	**2,193.6**	**281.3**	**710.0**	**566.4**	**143.6**	**306.7**	**895.4**	**363.9**	**241.2**	**290.3**	**39.2**
Year 2016	2,218.7	2,152.3	290.4	715.8	568.1	147.7	270.2	875.9	362.9	229.3	283.8	66.4
OPERATING COSTS (DOLLAR PER TONNE)												
– underground **Year 2017**	**129**	**132**	**185**	**–**	**–**	**–**	**–**	**100**	**64**	**125**	**91**	**137**
Year 2016	128	127	153	–	–	–	–	109	109	124	98	131
– surface **Year 2017**	**27**	**27**	**2**	**26**	**26**	**26**	**22**	**43**	**43**	**–**	**–**	**–**
Year 2016	26	26	12	27	25	32	21	36	36	–	–	42
– total **Year 2017**	**43**	**42**	**147**	**26**	**26**	**26**	**22**	**70**	**45**	**125**	**91**	**137**
Year 2016	42	41	121	27	25	32	21	72	48	124	98	126

*Excludes surface material at South Deep.

Review of operations (Unreviewed)

Quarter ended 31 December 2017 compared with quarter ended 30 September 2017

CONTINUING OPERATIONS

SOUTH AFRICA REGION

South Deep Project

		Dec 2017	Sept 2017
Gold produced	000'oz	80.8	81.2
	kg	2,512	2,526
Gold sold	000'oz	80.4	81.2
	kg	2,500	2,526
Yield – underground reef	g/t	6.04	6.34
AISC	R/kg	532,573	509,011
	US$/oz	1,209	1,203
AIC	R/kg	576,043	530,842
	US$/oz	1,310	1,257

Gold production decreased by 1 per cent from 2,526 kilograms (81,200 ounces) in the September quarter to 2,512 kilograms (80,800 ounces) in the December quarter mainly due to a decrease in head grade.

Total underground tonnes mined decreased by 10 per cent from 436,000 tonnes in the September quarter to 394,000 tonnes in the December quarter. Ore tonnes mined decreased by 14 per cent from 388,400 tonnes to 335,700 tonnes, while underground waste mined increased by 20 per cent from 48,300 tonnes to 57,900 tonnes. Total gold mined from underground decreased by 19 per cent from 2,463 kilograms (79,200 ounces) to 2,006 kilograms (64,500 ounces). Grade mined decreased by 7 per cent from 6.37 grams per tonne to 5.95 grams per tonne due to changes in the mining mix.

Total tonnes milled increased marginally from 555,000 tonnes to 557,000 tonnes. Underground ore tonnes milled increased by 4 per cent from 398,000 tonnes in the September quarter to 414,000 tonnes in the December quarter. Underground waste milled decreased by 13 per cent from 45,000 tonnes to 39,000 tonnes. Surface tailings material treated decreased by 7 per cent from 112,000 tonnes to 104,000 tonnes. Underground reef yield decreased by 5 per cent from 6.34 grams per tonne to 6.04 grams per tonne.

Ore milled was higher than ore mined due to the processing of stockpiles during the December quarter.

Gold recovered from underground of 2,504 kilograms (80,500 ounces) was 498 kilograms (16,000 ounces) higher than gold mined of 2,006 kilograms (64,500 ounces) due to a release from gold-in-circuit and 22,000 tonnes of stockpiles processed.

Destress mining increased by 25 per cent from 7,666 square metres in the September quarter to 9,619 square metres in the December quarter mainly due to improved productivity as a result of greater machine utilisation with more machines allocated to destress areas.

Longhole stoping decreased by 16 per cent from 207,000 tonnes to 173,400 tonnes due to the introduction of more rigid quality control procedures and compliance to planned extraction. The current mine contributed 57 per cent of the total ore tonnes in the December quarter compared with 63 per cent in the September quarter. The longhole stoping method accounted for 44 per cent

of total tonnes mined in the December quarter compared with 47 per cent in the September quarter.

Development decreased marginally from 1,965 metres in the September quarter to 1,935 metres in the December quarter. New mine capital development on 100 level increased by 14 per cent from 266 metres in the September quarter to 304 metres in the December quarter. New mine development is focused on infrastructure projects exclusively on 100 level and related to haulage extensions, crusher excavations and conveyor extensions. Reef horizon development in the current mine areas decreased by 26 per cent from 1,126 metres to 833 metres. Reef horizon development North of Wrench increased by 39 per cent from 573 metres to 798 metres. Both New mine and reef horizon development improved due to business improvement initiatives starting to deliver.

Net operating costs decreased by 1 per cent from R1,038 million (US$79 million) to R1,027 million (US$75 million) mainly due to lower bonuses, overtime and consumables cost, partially offset by a gold-in-process charge of R51 million (US$4 million) in the December quarter compared with a credit of R9 million (US$1 million) in the September quarter.

Capital expenditure increased by 59 per cent from R260 million (US$20 million) in the September quarter to R412 million (US$30 million) in the December quarter.

Sustaining capital expenditure increased by 48 per cent from R205 million (US$15 million) in the September quarter to R303 million (US$22 million) in the December quarter mainly due to winder, shaft and plant infrastructure upgrades. Non-sustaining capital expenditure increased by 98 per cent from R55 million (US$4 million) to R109 million (US$8 million). The higher non-sustaining capital expenditure was mainly due to increased expenditure on new mine development and fridge plant infrastructure projects.

All-in sustaining costs increased by 5 per cent from R509,011 per kilogram (US$1,203 per ounce) in the September quarter to R532,573 per kilogram (US$1,209 per ounce) in the December quarter mainly due to higher sustaining capital expenditure and lower gold sold, partially offset by lower net operating costs.

Total all-in cost increased by 9 per cent from R530,842 per kilogram (US$1,257 per ounce) in the September quarter to R576,043 per kilogram (US$1,310 per ounce) in the December quarter due to the same reasons as for all-in sustaining costs and higher non-sustaining capital expenditure.

WEST AFRICA REGION

GHANA

Tarkwa

		Dec 2017	Sept 2017
Gold produced	000'oz	139.8	145.1
Yield	g/t	1.31	1.34
AISC and AIC	US$/oz	871	909

Gold production decreased by 4 per cent from 145,100 ounces in the September quarter to 139,800 ounces in the December quarter mainly due to lower plant throughput.

Total tonnes mined, including capital stripping, decreased by 8 per cent from 26.2 million tonnes in the September quarter to 24.2 million tonnes in the December quarter. Ore tonnes mined decreased by 5 per cent from 4.4 million tonnes to 4.2 million tonnes. Operational waste tonnes mined decreased by 21 per cent from 8.9 million tonnes to 7.0 million tonnes while capital waste tonnes mined increased by 1 per cent from 12.9 million tonnes to 13.0 million tonnes. Head grade mined decreased by 2 per cent from 1.33 grams per tonne to 1.30 grams per tonne. Where tonnes mined exceeded mill capacity, lower grade tonnes were stockpiled. Accordingly, stockpiles at end of 2017 were 8.9 million tonnes at 0.77 grams per tonne. Gold mined decreased by 7 per cent from 189,000 ounces to 176,700 ounces. The strip ratio decreased from 4.9 to 4.7.

The CIL plant throughput decreased by 3 per cent from 3.4 million tonnes to 3.3 million tonnes in line with nameplate capacity. Yield decreased by 2 per cent from 1.34 grams per tonne to 1.31 grams per tonne due to a build-up of gold-in-circuit.

Net operating costs, including gold-in-process movements, decreased by 5 per cent from US$76 million to US$72 million mainly due to a gold-in-process build-up of US$16 million in the December quarter compared with a build-up of US$11 million in the September quarter.

Capital expenditure was similar at US$42 million.

All-in sustaining costs and total all-in cost decreased by 4 per cent from US$909 per ounce in the September quarter to US$871 per ounce in the September quarter due to lower net operating costs, partially offset by lower gold sold.

Damang

		Dec 2017	Sept 2017
Gold produced	000'oz	**34.5**	32.2
Yield	g/t	**0.92**	0.89
AISC	US$/oz	**991**	1,084
AIC	US$/oz	**1,802**	2,147

Gold production increased by 7 per cent from 32,200 ounces in the September quarter to 34,500 ounces in the December quarter mainly due to higher head grade and increased tonnes processed.

Total tonnes mined, including capital stripping, increased by 19 per cent from 9.5 million tonnes in the September quarter to 11.3 million tonnes in the December quarter due to an increase in contractors drilling and digging fleet in Amoanda and satellite pits. Ore tonnes mined decreased by 18 per cent from 0.92 million tonnes in the September quarter to 0.75 million tonnes in the December quarter. Total waste tonnes mined increased by 22 per cent from 8.6 million tonnes to 10.5 million tonnes. Capital waste tonnes (included in total waste tonnes) increased by 14 per cent from 7.7 million tonnes to 8.8 million tonnes. Operational waste tonnes mined increased by 89 per cent from 0.9 million tonnes to 1.7 million tonnes.

Head grade mined increased by 2 per cent from 1.04 grams per tonne to 1.06 grams per tonne due to higher grade mined at all the pits. Gold mined decreased by 16 per cent from 30,700 ounces to 25,700 ounces due to 18 per cent less ore tonnes mined in December quarter. The strip ratio increased from 9.4 to 14.0.

Tonnes processed increased by 4 per cent from 1.13 million tonnes in the September quarter to 1.17 million tonnes in the December quarter. Yield increased by 3 per cent from 0.89 grams per tonne to 0.92 grams per tonne due to higher grade fed. In the December quarter, tonnes milled were sourced as follows: 0.67 million tonnes at 1.07 grams per tonne from the pits, 0.06 million tonnes at 0.93 grams per tonne from Abosso tailings and 0.44 million tonnes at 0.77 grams per tonne from stockpiles. This

compared with 0.70 million tonnes at 1.05 grams per tonne from the pits, 0.06 million tonnes at 0.83 grams per tonne from Abosso tailings and 0.37 million tonnes at 0.60 grams per tonne from stockpiles in the September quarter.

Net operating costs, including gold-in-process movements, increased by 14 per cent from US$29 million to US$33 million mainly due to an increase in operational tonnes mined.

Capital expenditure decreased by 26 per cent from US$38 million in the September quarter to US$28 million in the December quarter.

Sustaining capital expenditure decreased from US$3 million to US$nil million. Non-sustaining capital expenditure decreased by 18 per cent from US$34 million to US$28 million mainly due to the timing of Far-East tailings storage facility and Amoanda Resource Infill drilling projects.

All-in sustaining costs decreased by 9 per cent from US$1,084 per ounce in the September quarter to US$991 per ounce in the December quarter mainly due to higher gold sold and lower sustaining capital expenditure, partially offset by higher net operating costs.

All-in costs decreased by 16 per cent from US$2,147 per ounce in the September quarter to US$1,802 per ounce in the December quarter due to the same reasons as above, as well as lower non-sustaining capital expenditure.

SOUTH AMERICA REGION

PERU

Cerro Corona

		Dec 2017	Sept 2017
Gold produced	000'oz	**41.3**	47.8
Copper produced	tonnes	**7,317**	8,452
Total equivalent gold produced	000'eq oz	**80.0**	89.6
Total equivalent gold sold	000'eq oz	**88.2**	89.9
Yield　　– gold	g/t	**0.81**	0.90
– copper	per cent	**0.46**	0.51
– combined	eq g/t	**1.50**	1.63
AISC and AIC	US$/oz	**209**	124
AISC and AIC	US$/eq oz	**712**	629
Gold price*	US$/oz	**1,278**	1,274
Copper price*	US$/t	**6,760**	6,301

* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 14 per cent from 47,800 ounces in the September quarter to 41,300 ounces in the December quarter. Copper production decreased by 13 per cent from 8,452 tonnes to 7,317 tonnes. Equivalent gold production decreased by 11 per cent from 89,600 ounces to 80,000 ounces. The decrease in gold and copper production was mainly due to lower head grade in line with the mining sequence.

Gold head grade decreased by 16 per cent from 1.31 grams per tonne to 1.10 grams per tonne and copper head grade decreased by 12 cent from 0.58 per cent to 0.51 per cent. Gold recoveries increased from 69.2 per cent to 73.3 per cent. Copper recoveries decreased slightly from 89.4 per cent to 89.3 per cent. Gold yield decreased by 10 per cent from 0.90 grams per tonne to 0.81 grams per tonne and copper yield decreased by 10 per cent from 0.51 per cent to 0.46 per cent in line with the mining sequence.

In the December quarter, concentrate with a payable content of 46,459 ounces of gold was sold at an average price of US$1,267 per ounce and 7,830 tonnes of copper was sold at an average price of US$6,165 per tonne, net of treatment and refining charges. This compared with 48,100 ounces of gold that was sold at an average price of US$1,287 per ounce and 8,409 tonnes of copper that was sold at an average price of US$5,689 per tonne, net of treatment and refining charges, in the September quarter.

Total tonnes mined decreased by 5 per cent from 4.32 million tonnes in the September quarter to 4.12 million tonnes in the December quarter mainly due to lower waste mined in line with the mining sequence. Ore mined decreased by 3 per cent from 1.80 million tonnes to 1.75 million tonnes. Operational waste tonnes mined decreased by 6 per cent from 2.52 million tonnes to 2.37 million tonnes. The strip ratio decreased from 1.40 to 1.35.

Ore processed decreased by 2 per cent from 1.69 million tonnes in the September quarter to 1.66 million tonnes in the December quarter mainly due to lower throughput (796 tonnes per hour in the December quarter compared with 831 tonnes per hour in the September quarter), as a result of the hardness of material treated during the quarter.

Net operating costs, including gold-in-process movements, increased by 15 per cent from US$39 million to US$45 million. Operating costs were similar due to similar tonnes mined. Net operating costs were US$6 million higher due to a drawdown of concentrate to offset the decrease in ounces mined as a result of the significant decrease in gold and copper grades. The concentrate drawdown resulted in a US$5 million charge to cost in the December quarter compared with a US$1 million credit to cost in the September quarter.

Capital expenditure increased by 20 per cent from US$10 million to US$12 million due to an increase in construction activities at the tailings dam and waste storage facilities.

All-in sustaining costs and total all-in cost per gold ounce increased by 69 per cent from US$124 per ounce in the September quarter to US$209 per ounce in the December quarter mainly due to higher net operating costs, lower gold sold and higher capital expenditure. All-in sustaining costs and total all-in costs per equivalent ounce increased by 13 per cent from US$629 per equivalent ounce to US$712 per equivalent ounce due to the same reasons as above.

AUSTRALIA REGION

St Ives

		Dec 2017	Sept 2017
Gold produced	000'oz	**90.3**	89.5
Yield – underground	g/t	**2.85**	3.55
– surface	g/t	**2.69**	2.37
– combined	g/t	**2.70**	2.48
AISC and AIC	A$/oz	**1,351**	1,071
	US$/oz	**1,035**	848

Gold production increased by 1 per cent from 89,500 ounces in the September quarter to 90,300 ounces in the December quarter due to higher grades of ore mined and processed from the open pit mines.

Total ore tonnes mined decreased by 21 per cent from 1.4 million tonnes in the September quarter to 1.1 million tonnes in the December quarter.

At the Hamlet underground operation, ore tonnes mined decreased by 3 per cent from 100,000 tonnes in the September quarter to 97,000 tonnes in the December quarter. Head grade decreased by 5 per cent from 3.75 grams per tonne to 3.55 grams per tonne with limited availability of high grade areas. Gold mined from underground decreased by 5 per cent from 12,000 ounces to 11,400 ounces.

Development of the new Invincible underground mine continued, with the first 3,000 tonnes of ore produced during the December quarter. The Invincible open pit operations are planned to continue concurrently with the underground operations to the end of 2019.

At the open pit operations, ore tonnes mined decreased by 23 per cent from 1.3 million tonnes in the September quarter to 1.0 million tonnes in the December quarter. Grade mined increased by 10 per cent from 2.77 grams per tonne to 3.04 grams per tonne due to increased grade mined from Neptune Stage 3 pit. Gold mined from open pits decreased by 14 per cent from 115,300 ounces to 99,200 ounces. In the December quarter, tonnes mined were sourced as follows: 0.55 million tonnes at 2.5 grams per tonne from Invincible and 0.46 million tonnes at 3.7 grams per tonne from Neptune. This compared with 0.61 million tonnes at 2.9 grams per tonne from Invincible and 0.69 million tonnes at 2.6 grams per tonne from Neptune in the September quarter.

Ounces mined at the consolidated St Ives mine decreased by 13 per cent from 127,300 ounces in the September quarter to 110,600 ounces in the December quarter. At the end of the December quarter, Neptune high-grade oxide material stockpiled amounted to 45,600 ounces (710,900 tonnes at 1.99 grams per tonne), Invincible amounted to 7,800 ounces (109,000 tonnes at 2.21 grams per tonne), and A5 amounted to 7,900 ounces (173,600 tonnes at 1.41 grams per tonne). As the Lefroy mill can only sustain a maximum of 25 per cent oxide material blend, the excess Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.

Operational waste tonnes mined decreased by 7 per cent from 3.0 million tonnes in the September quarter to 2.8 million tonnes in the December quarter and capital waste tonnes mined decreased by 3 per cent from 6.6 million tonnes to 6.4 million tonnes. Total material movements at the open pits decreased by 6 per cent from 10.9 million tonnes to 10.2 million tonnes. The decrease was planned with ore mined continuing to exceed available mill capacity. The strip ratio increased from 7.3 to 9.1.

Throughput at the Lefroy mill decreased by 9 per cent from 1.1 million tonnes in the September quarter to 1.0 million tonnes in the December quarter due to a scheduled maintenance shutdown in the December quarter. Yield increased by 9 per cent from 2.48 grams per tonne to 2.70 grams per tonne due to the higher grades mined from the open pits.

Net operating costs, including gold-in-process movements, increased by 40 per cent from A$40 million (US$32 million) to A$56 million (US$43 million) mainly due to increased costs related to the higher strip ratio, increased underground development, scheduled plant maintenance and year-end adjustments and write-offs. In addition, a lower gold inventory credit to cost of A$12 million (US$9 million) in the December quarter compared with A$23 million (US$18 million) in the September quarter.

Capital expenditure increased by 27 per cent from A$48 million (US$38 million) to A$61 million (US$47 million) mainly due to increased Invincible underground development, mill infrastructure expenditure and mobile equipment rebuilds.

All-in sustaining costs and total all-in cost increased by 26 per cent from A$1,071 per ounce (US$848 per ounce) in the September quarter to A$1,351 per ounce (US$1,035 per ounce) in the December quarter due to higher net operating costs and higher capital expenditure, partially offset by higher gold sold.

Agnew/Lawlers

		Dec 2017	Sept 2017
Gold produced	000'oz	**63.9**	61.8
Yield	g/t	**6.73**	6.11
AISC and AIC	A$/oz	**1,336**	1,215
	US$/oz	**1,029**	956

Gold production increased by 3 per cent from 61,800 ounces in the September quarter to 63,900 ounces in the December quarter due to higher grade ore processed.

Ore mined from underground increased by 7 per cent from 293,000 tonnes in the September quarter to 313,000 tonnes in the December quarter with increased ore tonnes from both New Holland and Waroonga. Head grade mined decreased by 16 per cent from 7.35 grams per tonne to 6.18 grams per tonnes due to a decrease in grade mined from New Holland in the December quarter, with low availability of high-grade areas as new mining areas are accessed. Gold mined decreased by 10 per cent from 69,200 ounces to 62,200 ounces. In the December quarter tonnes mined were sourced as follows: 165,000 tonnes at 8.8 grams per tonne from Waroonga and 148,000 tonnes at 3.3 grams per tonne from New Holland. This compares with 149,000 tonnes at 9.6 grams per tonne from Waroonga and 144,000 tonnes at 5.0 grams per tonne from New Holland in the September quarter.

Tonnes processed decreased by 6 per cent from 315,000 tonnes in the September quarter to 296,000 tonnes in the December quarter. The combined yield increased by 10 per cent from 6.11 grams per tonne to 6.73 grams per tonne due to the processing of higher grade stockpiles in the December quarter, mined but not processed in the September quarter.

Net operating costs, including gold-in-process movements, increased by 21 per cent from A$43 million (US$34 million) in the September quarter to A$52 million (US$40 million) in the December quarter mainly due to increased mining cost of A$3 million (US$2 million) related to increased ore tonnes mined at a lower grade for lower gold output from underground and higher processing costs as a result of additional maintenance. In addition, a gold-in-circuit credit to cost of A$nil million (US$nil million) in the December quarter.

Capital expenditure increased by 7 per cent from A$28 million (US$22 million) to A$30 million (US$23 million) mainly due to the crushing facility purchased for A$5 million (US$4 million).

All-in sustaining costs and total all-in cost increased by 10 per cent from A$1,215 per ounce (US$956 per ounce) in the September quarter to A$1,336 per ounce (US$1,029 per ounce) in the December quarter mainly due to higher net operating costs and higher capital expenditure, partially offset by higher gold sold.

Granny Smith

		Dec 2017	Sept 2017
Gold produced	000'oz	**74.8**	70.8
Yield	g/t	**5.55**	5.14
AISC and AIC	A$/oz	**1,370**	1,087
	US$/oz	**1,054**	855

Gold production increased by 6 per cent from 70,800 ounces in the September quarter to 74,800 ounces in the December quarter mainly due to higher grade ore processed.

Ore mined from underground decreased by 4 per cent from 424,000 tonnes in the September quarter to 408,200 tonnes in the December quarter due to an increase in capital development and a decrease in ore development. Head grade mined decreased by 2 per cent from 5.65 grams per tonne in the September quarter to 5.55 grams per tonnes in the December quarter. Ounces mined decreased by 6 per cent from 77,100 ounces in the September quarter 72,800 ounces in the December quarter.

Tonnes processed decreased by 2 per cent from 428,000 tonnes in the September quarter to 419,000 tonnes in the December quarter due to timing of milling campaigns quarter on quarter. The yield increased by 8 per cent from 5.14 grams per tonne to 5.55 grams per tonnes due to a release from gold-in-circuit and processing of high grade stockpiles which were mined in the previous quarters.

Net operating costs, including gold-in-process movements, increased by 21 per cent from A$47 million (US$37 million) in the September quarter to A$57 million (US$44 million) in the December mainly due to increased costs as a result of increased ounces produced, higher processing costs due to plant maintenance and year-end adjustments and write-offs. In addition, a gold-in-process charge to cost of A$4 million (US$3 million) in the December quarter compared with a credit of A$3 million (US$2 million) in the September quarter.

Capital expenditure increased by 68 per cent from A$25 million (US$20 million) to A$42 million (US$32 million). The increased expenditure related to mobile equipment purchases of A$5 million (US$4 million), early works on underground cooling and paste plants of A$7 million (US$5 million) and increased mine development and exploration expenditure of A$4 million (US$3 million).

All-in sustaining costs and total all-in cost increased by 26 per cent from A$1,087 per ounce (US$855 per ounce) in the September quarter to A$1,370 per ounce (US$1,054 per ounce) in the December quarter due to higher net operating costs and higher capital expenditure, partially offset by higher gold sold.

Salient feature and cost benchmarks (Unreviewed)

Salient features and cost benchmarks for the quarters ended 31 December 2017, 30 September 2017 and 31 December 2016

UNITED STATES DOLLARS

		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region
						Ghana		Peru
				South Deep	Total	Tarkwa	Damang	Cerro Corona
OPERATING RESULTS								
Ore milled/treated	**December 2017**	**8,450**	**8,450**	**557**	**4,479**	**3,307**	**1,172**	**1,659**
(000 tonnes)	September 2017	8,712	8,609	555	4,498	3,370	1,127	1,690
	December 2016	8,606	8,493	565	4,465	3,336	1,129	1,742
Yield	**December 2017**	**2.1**	**2.1**	**4.5**	**1.2**	**1.3**	**0.9**	**1.5**
(grams per tonne)	September 2017	2.1	2.1	4.5	1.2	1.3	0.9	1.6
	December 2016	2.1	2.1	4.4	1.3	1.4	1.0	1.5
Gold produced	**December 2017**	**564.1**	**564.1**	**80.8**	**174.3**	**139.8**	**34.5**	**80.0**
(000 managed equivalent ounces)	September 2017	584.8	570.1	81.2	177.2	145.1	32.2	89.6
	December 2016	584.4	570.4	80.9	182.8	145.9	36.9	81.5
Gold sold	**December 2017**	**572.0**	**572.0**	**80.4**	**174.3**	**139.8**	**34.5**	**88.2**
(000 managed equivalent ounces)	September 2017	585.0	570.3	81.2	177.2	145.1	32.2	89.9
	December 2016	587.7	587.7	79.9	182.8	145.9	36.9	85.8
Net operating costs*	**December 2017**	**(353.3)**	**(353.1)**	**(75.0)**	**(105.5)**	**(72.3)**	**(33.2)**	**(45.2)**
(million)	September 2017	(342.5)	(325.4)	(79.0)	(105.0)	(76.0)	(29.0)	(38.9)
	December 2016	(368.4)	(353.9)	(72.6)	(117.4)	(82.0)	(35.3)	(39.8)
Operating costs	**December 2017**	**43**	**43**	**128**	**27**	**27**	**27**	**25**
(dollar per tonne)	September 2017	43	42	143	26	26	25	23
	December 2016	45	44	130	28	27	31	23
Sustaining capital*	**December 2017**	**(178.2)**	**(178.2)**	**(22.3)**	**(41.8)**	**(41.8)**	**-**	**(11.5)**
(million)	September 2017	(150.0)	(149.6)	(15.3)	(45.1)	(41.8)	(3.3)	(9.9)
	December 2016	(155.9)	(149.4)	(14.7)	(52.0)	(40.6)	(11.4)	(15.5)
Non-sustaining capital*	**December 2017**	**(36.1)**	**(36.1)**	**(8.1)**	**(28.0)**[#]	**-**	**(28.0)**[#]	**-**
(million)	September 2017	(38.6)	(38.6)	(4.4)	(34.2)[#]	-	(34.2)[#]	-
	December 2016	(2.0)	(2.9)	(2.0)	-	-	-	-
Total capital expenditure*	**December 2017**	**(214.3)**	**(214.3)**	**(30.4)**	**(69.8)**	**(41.8)**	**(28.0)**	**(11.5)**
(million)	September 2017	(188.5)	(188.0)	(19.7)	(79.3)	(41.8)	(37.5)	(9.9)
	December 2016	(157.9)	(151.4)	(16.7)	(52.0)	(40.6)	(11.4)	(15.5)
All-in-sustaining costs	**December 2017**	**945**	**945**	**1,209**	**895**	**871**	**991**	**209**
(dollar per ounce)	September 2017	892	881	1,203	941	909	1,084	124
	December 2016	914	897	1,097	989	906	1,317	303
Total all-in-cost	**December 2017**	**1,013**	**1,013**	**1,310**	**1,055**	**871**	**1,802**	**209**
(dollar per ounce)	September 2017	963	954	1,257	1,134	909	2,147	124
	December 2016	917	928	1,122	989	906	1,317	303

		UNITED STATES DOLLARS				AUSTRALIAN DOLLARS				SOUTH AFRICAN RAND	UNITED STATES DOLLARS	AUSTRALIAN DOLLARS
		Australia Region				Australia Region				South Africa Region	Australia Region	Australia Region
		Continuing				Continuing					Discontinued	Discontinued
		Total	St Ives	Agnew/ Lawlers	Granny Smith	Total	St Ives	Agnew/ Lawlers	Granny Smith	South Deep	Darlot	Darlot
OPERATING RESULTS												
Ore milled/treated	**December 2017**	**1,755**	**1,040**	**296**	**419**	**1,755**	**1,040**	**296**	**419**	**557**	**-**	**-**
(000 tonnes)	September 2017	1,866	1,123	315	428	1,866	1,123	315	428	555	103	103
	December 2016	1,721	1,094	298	329	1,721	1,094	298	329	565	113	113
Yield	**December 2017**	**4.1**	**2.7**	**6.7**	**5.6**	**4.1**	**2.7**	**6.7**	**5.6**	**4.5**	**-**	**-**
(grams per tonne)	September 2017	3.7	2.5	6.1	5.1	3.7	2.5	6.1	5.1	4.5	4.4	4.4
	December 2016	4.1	2.7	6.5	6.4	4.1	2.7	6.5	6.4	4.4	3.8	3.8
Gold produced	**December 2017**	**229.1**	**90.3**	**63.9**	**74.8**	**229.1**	**90.3**	**63.9**	**74.8**	**2,512**	**-**	**-**
(000 managed	September 2017	222.0	89.5	61.8	70.8	222.0	89.5	61.8	70.8	2,526	14.7	14.7
equivalent ounces)	December 2016	225.2	95.6	62.2	67.4	225.2	95.6	62.2	67.4	2,516	14.0	14.0
Gold sold	**December 2017**	**229.1**	**90.3**	**63.9**	**74.8**	**229.1**	**90.3**	**63.9**	**74.8**	**2,500**	**-**	**-**
(000 managed	September 2017	222.0	89.5	61.8	70.8	222.0	89.5	61.8	70.8	2,526	14.7	14.7
equivalent ounces)	December 2016	225.2	95.6	62.2	67.4	225.2	95.6	62.2	67.4	2,485	14.0	14.0
Net operating costs	**December 2017**	**(127.3)**	**(43.2)**	**(40.3)**	**(43.9)**	**(165.7)**	**(56.2)**	**(52.4)**	**(57.0)**	**(1,026.9)**	**(0.2)**	**(0.3)**
(million)	September 2017	(102.5)	(32.0)	(33.7)	(36.8)	(129.6)	(40.3)	(42.6)	(46.7)	(1,038.3)	(17.1)	(21.7)
	December 2016	(124.1)	(56.2)	(36.1)	(31.8)	(165.8)	(75.3)	(48.2)	(42.2)	(1,012.1)	(14.5)	(19.1)
Operating costs	**December 2017**	**76**	**51**	**137**	**97**	**99**	**66**	**178**	**126**	**1,748**	**-**	**-**
(dollar per tonne)	September 2017	68	44	120	91	86	57	152	116	1,884	158	201
	December 2016	77	51	135	111	103	69	180	148	1,797	120	159
Sustaining capital	**December 2017**	**(102.6)**	**(46.9)**	**(23.3)**	**(32.4)**	**(133.5)**	**(61.0)**	**(30.3)**	**(42.2)**	**(303.5)**	**-**	**-**
(million)	September 2017	(78.9)	(37.8)	(21.5)	(19.6)	(100.5)	(48.0)	(27.5)	(25.0)	(204.7)	(0.4)	(0.5)
	December 2016	(67.7)	(27.6)	(13.4)	(26.7)	(89.7)	(36.5)	(17.7)	(35.5)	(199.7)	(6.2)	(8.2)
Non-sustaining capital	**December 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**(108.7)**	**-**	**-**
(million)	September 2017	-	-	-	-	-	-	-	-	(55.2)	-	-
	December 2016	-	-	-	-	-	-	-	-	(28.3)	-	-
Total capital expenditure	**December 2017**	**(102.6)**	**(46.9)**	**(23.3)**	**(32.4)**	**(133.5)**	**(61.0)**	**(30.3)**	**(42.2)**	**(412.2)**	**-**	**-**
(million)	September 2017	(78.9)	(37.8)	(21.5)	(19.6)	(100.5)	(48.0)	(27.5)	(25.0)	(259.9)	(0.4)	(0.5)
	December 2016	(67.7)	(27.6)	(13.4)	(26.7)	(89.7)	(36.5)	(17.7)	(35.5)	(228.0)	(6.2)	(8.2)
All-in-sustaining costs	**December 2017**	**1,040**	**1,035**	**1,029**	**1,054**	**1,350**	**1,351**	**1,336**	**1,370**	**532,573**	**-**	**-**
(dollar per ounce)	September 2017	881	848	956	855	1,116	1,071	1,215	1,087	509,011	1,284	1,629
	December 2016	878	914	815	885	1,165	1,213	1,081	1,175	488,534	1,443	1,921
Total all-in-cost	**December 2017**	**1,040**	**1,035**	**1,029**	**1,054**	**1,350**	**1,351**	**1,336**	**1,370**	**576,043**	**-**	**-**

(dollar per ounce)											
September 2017	881	848	956	855	1,116	1,071	1,215	1,087	530,842	1,284	1,629
December 2016	878	914	815	885	1,165	1,213	1,081	1,175	488,534	1,443	1,921

Average exchange rates were US$1 = R13.69, US$1 = R13.14 and US$1 = R13.87 for the December 2017, September 2017and December 2016 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.77, A$1 = US$0.79 and A$1 = US$0.75 for the December 2017, September 2017and December 2016 quarters, respectively.
Figures may not add as they are rounded independently.
[#]Relates to non-sustaining capital expenditure for Damang Reinvestment Project.

Underground and surface (Unreviewed)

UNITED STATES DOLLARS

Imperial ounces with metric tonnes and grade		Total Mine Operations	Total Mine Continuing Operations	South Africa Region	West Africa Region			South America Region	Australia Region				
					Ghana			Peru	Continuing				Discontinued
				South Deep	Total	Tarkwa	Damang	Cerro Corona	Total	St Ives	Agnew/ Lawlers	Granny Smith	Darlot
TONNES MINED (000 TONNES)*													
– underground ore	**December 2017**	**1,154**	**1,154**	**336**	**-**	**-**	**-**	**-**	**818**	**97**	**313**	**408**	**-**
	September 2017	1,305	1,205	388	-	-	-	-	817	100	293	424	100
	December 2016	1,432	1,325	458	-	-	-	-	868	142	352	374	107
– underground waste	**December 2017**	**58**	**58**	**58**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	September 2017	48	48	48	-	-	-	-	-	-	-	-	-
	December 2016	38	38	38	-	-	-	-	-	-	-	-	-
– surface	**December 2017**	**7,761**	**7,761**	**-**	**4,992**	**4,240**	**752**	**1,753**	**1,016**	**1,016**	**-**	**-**	**-**
	September 2017	8,453	8,453	-	5,354	4,435	919	1,803	1,296	1,296	-	-	-
	December 2016	7,530	7,530	-	4,972	4,152	820	1,725	831	831	-	-	3
– total	**December 2017**	**8,973**	**8,973**	**394**	**4,992**	**4,240**	**752**	**1,753**	**1,834**	**1,113**	**313**	**408**	**-**
	September 2017	9,807	9,808	436	5,354	4,435	919	1,803	2,113	1,395	293	424	100
	December 2016	9,000	8,891	496	4,972	4,152	820	1,725	1,698	973	352	374	109
GRADE MINED (GRAMS PER TONNE)													
– underground ore	**December 2017**	**5.9**	**5.9**	**6.2**	**-**	**-**	**-**	**-**	**5.6**	**3.7**	**6.2**	**5.6**	**-**
	September 2017	6.2	6.3	6.6	-	-	-	-	3.4	3.7	7.3	5.7	4.6
	December 2016	6.1	6.2	5.9	-	-	-	-	6.2	4.7	6.2	6.8	4.0
– underground waste	**December 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	September 2017	-	-	-	-	-	-	-	-	-	-	-	-
	December 2016	-	-	-	-	-	-	-	-	-	-	-	-
– surface	**December 2017**	**1.5**	**1.5**	**-**	**1.3**	**1.3**	**1.1**	**1.1**	**3.0**	**3.0**	**-**	**-**	**-**
	September 2017	1.6	1.6	-	1.3	1.3	1.0	1.3	2.8	2.8	-	-	-
	December 2016	1.6	1.6	-	1.4	1.5	1.2	1.2	2.7	2.7	-	-	0.7
– total	**December 2017**	**2.1**	**2.1**	**5.3**	**1.3**	**1.3**	**1.1**	**1.1**	**4.2**	**3.1**	**6.2**	**5.6**	**-**
	September 2017	2.2	2.1	5.8	1.3	1.3	1.0	1.3	4.0	2.8	7.3	5.7	4.6
	December 2016	2.2	2.2	5.4	1.4	1.5	1.2	1.2	4.5	3.0	6.2	6.8	3.9
GOLD MINED (000 OUNCES)*													
– underground ore	**December 2017**	**210.9**	**210.9**	**64.5**	**-**	**-**	**-**	**-**	**146.4**	**11.4**	**62.2**	**72.8**	**-**
	September 2017	252.5	237.5	79.2	-	-	-	-	158.3	12.0	69.2	77.1	15.0
	December 2016	270.5	257.0	83.4	-	-	-	-	173.6	21.2	70.1	82.3	13.6
– underground waste	**December 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	September 2017	-	-	-	-	-	-	-	-	-	-	-	-
	December 2016	-	-	-	-	-	-	-	-	-	-	-	-
– surface	**December 2017**	**362.2**	**362.2**	**-**	**202.4**	**176.7**	**25.7**	**60.6**	**99.2**	**99.2**	**-**	**-**	**-**
	September 2017	410.6	410.6	-	219.7	189.0	30.7	75.7	115.3	115.3	-	-	-
	December 2016	354.4	354.3	-	211.9	179.7	32.2	69.3	73.1	73.1	-	-	0.1
– total	**December 2017**	**573.1**	**573.1**	**64.5**	**202.4**	**176.7**	**25.7**	**60.6**	**245.6**	**110.6**	**62.2**	**72.8**	**-**
	September 2017	663.1	648.1	79.2	219.7	189.0	30.7	75.7	273.6	127.3	69.2	77.1	15.0
	December 2016	624.9	611.3	83.4	211.9	179.7	32.2	69.3	246.7	94.3	70.1	82.3	13.6

*Excludes surface material at South Deep.

Underground and surface (Unreviewed)

UNITED STATES DOLLARS

Imperial ounces with metric tonnes and grade		Total Mine Operations	Total Mine Continuing Operations	South Africa Region – South Deep	West Africa Region – Ghana – Total	West Africa Region – Ghana – Tarkwa	West Africa Region – Ghana – Damang	South America Region – Peru – Cerro Corona	Australia Region – Continuing – Total	Australia Region – Continuing – St Ives	Australia Region – Continuing – Agnew/ Lawlers	Australia Region – Continuing – Granny Smith	Australia Region – Discontinued – Darlot
ORE MILLED/TREATED (000 TONNES)													
– underground ore	**December 2017**	**1,169**	**1,169**	**414**	**-**	**-**	**-**	**-**	**755**	**40**	**296**	**419**	**-**
	September 2017	1,346	1,243	398	-	-	-	-	845	102	315	428	103
	December 2016	1,323	1,210	455	-	-	-	-	755	128	298	329	113
– underground waste	**December 2017**	**39**	**39**	**39**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	September 2017	45	45	45	-	-	-	-	-	-	-	-	-
	December 2016	35	35	35	-	-	-	-	-	-	-	-	-
– surface ore	**December 2017**	**7,242**	**7,242**	**104**	**4,479**	**3,307**	**1,172**	**1,659**	**1,000**	**1,000**	**-**	**-**	**-**
	September 2017	7,321	7,321	112	4,498	3,370	1,127	1,690	1,021	1,021	-	-	-
	December 2016	7,248	7,428	75	4,465	3,336	1,129	1,742	966	966	-	-	-
– total milled	**December 2017**	**8,450**	**8,450**	**557**	**4,479**	**3,307**	**1,172**	**1,659**	**1,755**	**1,040**	**296**	**419**	**-**
	September 2017	8,712	8,609	555	4,498	3,370	1,127	1,690	1,866	1,123	315	428	103
	December 2016	8,606	8,493	565	4,465	3,336	1,129	1,742	1,721	1,094	298	329	113
YIELD (GRAMS PER TONNE)													
– underground ore	**December 2017**	**5.7**	**5.7**	**6.0**	**-**	**-**	**-**	**-**	**5.9**	**2.9**	**6.8**	**5.5**	**-**
	September 2017	5.4	5.4	6.3	-	-	-	-	5.3	3.5	6.1	5.1	4.4
	December 2016	5.6	5.5	5.5	-	-	-	-	6.1	4.6	6.5	6.4	3.9
– underground waste	**December 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	September 2017	-	-	-	-	-	-	-	-	-	-	-	-
	December 2016	-	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**December 2017**	**1.5**	**1.5**	**0.1**	**1.2**	**1.3**	**0.9**	**1.5**	**2.7**	**2.7**	**-**	**-**	**-**
	September 2017	1.5	1.5	0.1	1.2	1.3	0.9	1.6	2.4	2.4	-	-	-
	December 2016	1.5	1.5	0.1	1.3	1.4	1.0	1.5	2.5	2.5	-	-	-
– combined	**December 2017**	**2.1**	**2.1**	**4.5**	**1.2**	**1.3**	**0.9**	**1.5**	**4.1**	**2.7**	**6.7**	**5.6**	**-**
	September 2017	2.1	2.1	4.5	1.2	1.3	0.9	1.6	3.7	2.5	6.1	5.1	4.4
	December 2016	2.1	4.4	4.4	1.3	1.4	1.0	1.5	4.1	2.7	6.5	6.4	3.9
GOLD PRODUCED (000 OUNCES)*													
– underground ore	**December 2017**	**222.9**	**222.9**	**80.5**	**-**	**-**	**-**	**-**	**142.4**	**3.7**	**63.9**	**74.8**	**-**
	September 2017	239.9	225.2	81.0	-	-	-	-	144.2	11.7	61.8	70.8	14.7
	December 2016	243.1	229.1	80.8	-	-	-	-	148.3	18.8	62.2	67.4	14.0
– underground waste	**December 2017**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**	**-**
	September 2017	-	-	-	-	-	-	-	-	-	-	-	-
	December 2016	-	-	-	-	-	-	-	-	-	-	-	-
– surface ore	**December 2017**	**341.3**	**341.3**	**0.3**	**174.3**	**139.8**	**34.5**	**80.0**	**86.6**	**86.6**	**-**	**-**	**-**
	September 2017	344.9	344.9	0.2	177.2	145.1	32.2	89.6	77.8	77.8	-	-	-
	December 2016	341.3	341.3	0.1	182.8	145.9	36.9	81.5	76.9	76.9	-	-	-
– total	**December 2017**	**564.1**	**564.1**	**80.8**	**174.3**	**139.8**	**34.5**	**80.0**	**229.1**	**90.3**	**63.9**	**74.8**	**-**
	September 2017	584.8	570.1	81.2	177.2	145.1	32.2	89.6	222.0	89.5	61.8	70.8	14.7
	December 2016	584.4	570.4	80.9	182.8	145.9	36.9	81.5	225.2	95.6	62.2	67.4	14.0
OPERATING COSTS (DOLLAR PER TONNE)													
– underground	**December 2017**	**132**	**132**	**156**	**-**	**-**	**-**	**-**	**110**	**53**	**137**	**97**	**-**
	September 2017	145	144	179	-	-	-	-	98	64	120	91	158
	December 2016	139	141	149	-	-	-	-	129	158	135	111	120
– surface	**December 2017**	**29**	**29**	**3**	**27**	**27**	**27**	**25**	**50**	**50**	**-**	**-**	**-**
	September 2017	25	25	1	26	26	25	23	43	43	-	-	-
	December 2016	27	27	3	28	27	31	23	37	37	-	-	-
– total	**December 2017**	**43**	**43**	**128**	**27**	**27**	**27**	**25**	**76**	**51**	**137**	**97**	**-**
	September 2017	43	42	143	26	26	25	23	68	44	120	91	158
	December 2016	45	44	130	28	27	31	23	77	51	135	111	120

* Gold produced in kilograms at South Deep for the December 2017 quarter were as follows: from underground 2,503 kilograms and from surface 9 kilograms giving a total of 2,512 kilograms. The September quarter included: 2,519 kilograms from underground and 7 kilograms from surface giving a total of 2,526 kilograms.

Administration and corporate information

Corporate Secretary

Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com

Registered office

JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196

Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829

Office of the United Kingdom secretaries

LONDON
St James's Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk

American depository receipts transfer agent

Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170

Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign

Sponsor

 J.P. Morgan Equities South Africa (Pty) Ltd

Gold Fields Limited

Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123

Investor enquiries

Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com

Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com

Media enquiries

Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com

Transfer secretaries

SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196

P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248

UNITED KINGDOM
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable
international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday
excluding public holidays in England and Wales.
e-mail:ssd@capita.co.uk

Website

WWW.GOLDFIELDS.COM

Listings

JSE / NYSE / GFI

SWX: GOLI

CA Carolus° (*Chair*)   RP Menell° (Deputy Chair)   NJ Holland*• (*Chief Executive Officer*)   PA Schmidt• (*Chief Financial Officer*)
A Andani#°   PJ Bacchus°   TP Goodlace°   C Letton°   DMJ Ncube°   SP Reid°   YGH Suleman°
^ Australian * British # Ghanaian
° Independent Director • Non-independent Director

Independent auditor's review report on condensed consolidated financial statements

To the shareholders of Gold Fields Limited

We have reviewed the condensed consolidated financial statements of Gold Fields Limited, contained in the accompanying preliminary report, which comprise the condensed consolidated statement of financial position as at 31 December 2017 and the condensed consolidated income statement and the condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes, as set out on pages 17 to 24 and marked as reviewed, and the segmental operating and financial results for the year ended 31 December 2017, as set out on pages 25 to 26 and marked as reviewed.

Directors' Responsibility for the Condensed Consolidated Financial Statements

The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the "Basis of preparation" note to the financial statements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review Engagements (ISRE) 2410, which applies to a review of historical information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making

inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2017 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the "Basis of preparation" note to the financial statements, and the requirements of the Companies Act of South Africa.

/s/ KPMG Inc.

Registered Auditor

Per Mandy Watson

Chartered Accountant (SA)

Director

Registered Auditor

14 February 2018

Parktown

South Africa

Forward looking statements

This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields' financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:

• overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
• changes in assumptions underlying Gold Fields' mineral reserve estimates;
• the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
• the ability to achieve anticipated cost savings at existing operations;
• the success of the Group's business strategy, development activities and other initiatives;
• the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
• decreases in the market price of gold or copper;
• the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field's operations;
• the occurrence of work stoppages related to health and safety incidents;
• loss of senior management or inability to hire or retain employees;
• fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
• the occurrence of labour disruptions and industrial actions;
• power cost increases as well as power stoppages, fluctuations and usage constraints;
• supply chain shortages and increases in the prices of production imports;

- the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields' facilities and Gold Fields' overall cost of funding;
- the adequacy of the Group's insurance coverage;
- the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
- changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
- fraud, bribery or corruption at Gold Field's operations that leads to censure, penalties or negative reputational impacts; and
- political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 14 February 2018

By: /s/ Nicholas J. Holland

Name: Nicholas J. Holland
Title: Chief Executive Officer